OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Epec Holdings, Inc. (f/k/a Epec Biofuels, Inc.)

1776 Pine Island Rd.
Suite 316
Plantation, FL 33322

http://www.jamesfchyde.com/



A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum ($535,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

Perks

1st tier $500 investors choose a beige or black "James FC Hyde Orignal Sorgho Whiskey" ball cap
2nd tier $1,000 investors get both a beige and a black ball cap
3rd tier $2,500 investors get an autographed copy of Whiskey Cocktails book
4th tier $5,000 investors get a personalized autographed copy of Whiskey Cocktails

All perks occur after the offering is completed.

Company	Epec Holdings, Inc. (f/k/a Epec Biofuels, Inc.)
Corporate Address	1776 Pine Island Road, Suite 316 Plantation, Florida 33322
Description of Business	Pioneering a Gluten Free, 100% American-grown sorghum whiskey
Type of Security Offered	Convertible Promissory Note
Minimum Investment Amount (per investor)	$100

CONVERTIBLE PROMISSORY NOTES TERMS

The Note converts to CF Shadow Series Stock when one of the following first occurs (Collectively defined as *Convertible Events*):

the company raises $1,000,000 in a Qualified Financing; or

There is a Change in Control or Sale of the Company as defined below; or

Upon maturity date of the CONVERTIBLE PROMISSORY NOTE,

"CF Shadow Series Stock" means a series of capital stock of the Company that is identical in all respects to the shares of capital stock issued in the relevant Qualified Financing (or, in case there is no Qualified Financing, the common stock of the

Company); provided, however, that:

- the shareholders of such series shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company;
- on any matter to which the shareholders of such series are entitled to vote by law, such holders shall be required to vote in line with the majority of the holders of common stock and preferred stock of the Company; and
- the shareholders of such series shall not be entitled to have information or inspection rights, except with respect to such rights deemed not waivable by laws

Maturity Date: Nov 30, 2019

3% Annual Interest Rate*

Annual Interest Rate and Conversion Price subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

If you invest <u>DURING the First 30 Days</u>:

Your maximum Conversion Price (subject to downward adjustment upon a Qualified Financing – if any)

is

$5,750,000 / 121,921,336 shares

If you invest <u>AFTER the first 30 Days</u>:

Your maximum Conversion Price (subject to downward adjustment upon a Qualified Financing – if any) is

$7,187,500 / 121,921,336 shares

<u>Convertible Note Terms</u>

This convertible note offers you the right to receive shares in EPEC Holdings, Inc. upon the occurrence of A Convertible Event (defined above). The number and type of shares you will receive in the future will be determined by the amount you invested and when; and what the Convertible Event is.

If it's a Qualified Financing, you will receive an identical instrument (but in CF Shadow Series Form). If the QF occurs at a lower price than your maximum Conversion Price your price will adjust downward before Conversion to the QF price.

If it's a Change in Control, you will be paid in kind (cash if the consideration is cash, and stock if it's stock), but after conversion to CF Shadow Series Common Stock. If the Change in Control occurs at a lower price than your maximum Conversion Price your price will adjust downward before Conversion to the Change in Control price.

If the Conversion event is the Maturity Date, you maximum Conversion Price will be the price used in Conversion.

If you invest during the first 30 days, your maximum Conversion Price per share is set based on a $5,750,000 / 121,921,336 or if less, then you will receive the Conversion Price the new investors are purchasing equity.

If you invest after the first 30 days, your maximum Conversion Price per share is set based on a $7,187,500 / 121,921,336 or if less, then you will receive the Conversion Price the new investors are purchasing equity.

You also receive 3% accrued interest per year added to your investment. When any Conversion Event occurs, then your notes convert into CF Shadow Series Stock using the following formula:

Your Investment amount plus accrued interest / your Conversion Price.

The 10% Bonus for StartEngine Shareholders

Epec Holdings, Inc. will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 3% instead of 3.3%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

The company's business

Epec, from its inception, has been focused on capitalizing on the unique properties of the sorghum crop and its sugars, and on developing technology and value added products which leverage those properties. Within that context, Epec, has made its first strategic investment to date in Delta Bio Renewables, an emerging company that shares a common vision for a sorghum sugar value chain and is engaged in complementary activities. Further, Epec founded two wholly-owned subsidiaries, The Sorgho Alliance Corp. and Epic Spirits, Inc., to further complement the Company's core mission and provide additional revenue opportunities.

More information on these **Supply Chain Partners** ("SCPs") is found below.

We believe that by making strategic investments in SCPs we can: (1) acquire a material, if not entire, equity stake in complementary businesses; (2) obtain a proprietary interest in a technology or a strategic core competency; and (3) assert a degree of influence and control (by obtaining board seats) over our SCPs. This method enables us to make these gains in a manner that does not require significant capital with reduced execution risk.

Our early research into potential value add uses for sorghum sugar explored its potential as a feedstock for biofuels. Results led us to believe that biofuels were destined for commodity status and would ultimately be a low value-added use. Subsequently, we noted what we believed to be favorable market dynamics and trends affecting global spirits production and consumption. This led us to formulate our current business plan to use the sorghum sugar as the primary ingredient in a sorghum based liquor beverage — a concept which we trademarked Sorgho Whiskey'. Epec Holdings, Inc. registered the trademark Sorgho Whiskey', registration number 5075387, on December 13, 2015, and in June 2017, assigned the mark to Sorgho Alliance Corp. Epic Spirits, Inc., a wholly-owned subsidiary of Epec Holdings, Inc., owns the mark James F.C. Hyde, registration number 5082752, which filed on November 15, 2016.

Since September 2013, we have worked extensively, and discussed sorghum based liquor beverages, with syrup producers, distillers, spirit producers, bar and restaurant owners, mixologists and other marketers. In our continued research, we, through our distiller, produced and provided liquor samples (made from sorghum syrup produced in Memphis Tennessee by our SCP partner Delta BioRenewables) and sought extensive feedback from industry experts and consumers. Reaction was overwhelmingly positive. Common responses were to describe the liquor as a high quality distillate with unique flavor and aroma notes, much like a fine whiskey. One expert, master mixologist and award winning author Brian Van Flandern, was so impressed with beverage, quality and its market potential, that he agreed to join the Board of Directors of Epec and took an active role in promoting our new product.

Through various tasting events and continued professional feedback, the consistent message we received was our unique spirit should be positioned as a whiskey. Both because of its aroma and flavor notes, and also because of how much more attractive we believe the whiskey market is for a super-premium dark craft spirit, whiskey seemed our best opportunity. In the summer of 2015, in concert with Jersey Artisan Distilling, we received a Certificate of Label Approval ("COLA") to officially make our new spirit product as a recognized whiskey — Sorgho Whiskey.

Returning to Mr. James F.C. Hyde and his 1857 work, "Chinese Sugarcane", we noted the most commonly used word to describe sweet sorghum then was "Sorgho". Leaning once again on J.F.C. Hyde for our branding foundation, Sorgho Whiskey seemed the perfect brand for our new American grown whiskey category. In November 2016, we received final registration for the trademark Sorgho Whiskey' as well as the brand name James FC Hyde paying homage to the pioneer that first saw the potential of this unique crop in American agriculture.

With our trademark rights in hand, and knowledge of the favorable market dynamics affecting the $100+ billion global spirits market, we believe that Sorgho Whiskey affords us an incredible opportunity to monetize our key proprietary assets: (1) our stake in SCP Delta BioRenewables ("DBR") because of its experience and business plan to become the high volume, high quality, low cost producer of sorghum distiller's syrup; and (2) our 100% ownership interest in the Sorgho Whiskey and our James FC

Hyde trademarks; and 3) the final piece of an unprecedented and historic, vertically integrated, sorghum seed to sorghum whiskey bottle value chain.

In a major milestone achievment, on May 17th 2018, we did just that; completed the seed (planted and processed by DBR in the fields of Memphis) to bottle (fermented, distilled, aged and bottled in Fairfield, NJ) value chain when we acquired Jersey Artisan Distilling ("JAD"). JAD is the oldest NJ ABC licensed craft distillery having been granted the first license in 2013. JAD has more expertise, having begun in the fall of 2014, producing sorghum based spirits (whether measured in volume produced or time of production) than any other distiller in the US. And more importantly, since our inception, JAD has been the exclusive distiller of our James FC Hyde Sorgho Whiskey - "a whiskey like no other", made from 100% American grown, gluten free sorghum.

Having now completed the foundation of our seed to bottle value chain, we're now free to focus our time, attention and resources on driving sales growth by escalating brand building, marketing and sales activities. While simultaneously, ramping up production capacity and operating efficiency up and down our fully integrated value / supply chain.

Industry Analysis & Competition

Sales of distilled spirits reached nearly $72B in 2016, as strong growth in the whiskey segment drove demand for super-premium alcohol brands. The spirits sector saw volume growth of 2.4%, revenue growth up 4.5% and export volume growth up

6.8%. High end premium and Super Premium categories drove case growth and revenue growth. In the American whiskey segment, High End Premium revenues were up 5.7% to $1.8B as the price category's revenue leader, Super-Premium volume sales were up 11.8% as the price category's volume increase leader, according to The Distilled Spirits Council. Overall, American whiskey sales were up 6.8% in volume to 21.8M cases, and revenues were up 7.7% to $3.1B in sales.

The Distilled Spirits Council has determined that several factors are contributing to the spirits industry's steady growth, including:
• the American Whiskey trend has plenty of room for growth, with the country trending back to historic levels of whiskey consumption.
• Consumer demand for brands with authentic, interesting backstories.
• Local distilleries drive interest in overall spirits category and help modernize state and local laws.
• Cocktails uniquely positioned to meet adult millennials' demand for unique experiences.
• Spirits are now a fixture in popular culture and have become part of the norm.

Over the past decade plus, the U.S. wine and spirits industry has undergone dramatic consolidation and realignment of brands and brand ownership. The number of major importers in the U.S. has declined significantly. Today there are eight major companies: Diageo PLC, Pernod Ricard S.A., Bacardi Limited, Brown-Forman Corporation, Beam Suntory Inc., Davide Campari Milano-S.p.A., Remy Cointreau S.A. and Constellation Brands, Inc. A proliferation of new products and new expressions of existing brands within some of these companies, such as Smooth Amber by Pernod Ricard and Westland Distillery by Remy Countreau, demonstrates strength of the industry.

The beverage alcohol industry is highly competitive. We believe that we can compete on the basis of a unique product, quality, and by building brand recognition. Sorgho Whiskey® is positioned as a super premium brand – a category showing significant annual growth in revenue and volume sales, with room to grow. Our product will compete with other alcoholic and nonalcoholic beverages for consumer purchases, retail shelf space, restaurant presence and wholesaler attention. We will be competing with numerous multinational producers and distributors of beverage alcohol products, many of which have greater resources than us.

We have four direct competitors in the sorghum whiskey space, including:

1. SS Sorghum Whiskey, distilled by Still 630.
2. Southern Revival Brand Sorghum Whiskey, distilled by High Wire Distilling Co.
3. Queen Jennie, distilled by Old Sugar Distillery.
4. Brown Dog Sorghum Whiskey, distilled by AeppelTreow.

Litigation

A former owner of Jersey Artisan Distilling has retained an attorney and is alleging she has a past claim against JAD dating back to 2015. We are indemnified against the claim by JAD's former CEO Brant Braue. Our insurer has retained an attorney to represent us in the dispute. No litigation has been filed as of now. See Risk Factors below for additional details related to this dispute.

Bios

Name: Steve Vanechanos

Positions and offices currently held with the issuer:

   Position: Executive Chairman of the Board
   Dates of Service: October 2012 - present

Other business experience in the past three years:

   Employer: Jersey Artisan Distilling
   Title: CEO and President
   Dates of Service: May 2018 - present

Name: Brian Van Flandern

Principal Occupation: Founder and CEO
Employer: Creative Cocktail Consultants
Dates of Service: 2010 - present

Positions and offices currently held with the issuer:

   Position: Board of Directors - Strategic Industry Relations
   Dates of Service: December 2015 - present

Other business experience in the past three years:

   Employer: Creative Cocktail Consultants
   Title: Founder and CEO
   Dates of Service: 2010 - present

Name: James Hyde

Principal Occupation: Senior Director
Employer: Intercontinental Exchange (ICE) / NYSE

Dates of Service: 2009 - present

Positions and offices currently held with the issuer:

Position: Vice Chairman of the Board
Dates of Service: 2010 - present

Other business experience in the past three years:

Employer: of Intercontinental Exchange (ICE) / NYSE
Title: Senior Director
Dates of Service: 2009 - present

Name: Ron Miller

Positions and offices currently held with the issuer:

Position: Co-Vice Chairman
Dates of Service: 2011 - present

Position: CEO, President
Dates of Service: 2012 - present

Name: Glenn Pohs

Principal Occupation: Financial Consultant
Employer: Merrill Lynch
Dates of Service: May 2017 - present

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: 2012 - present

Other business experience in the past three years:

Employer: Pohs Capital, LLC,
Title: Managing Partner
Dates of Service: 2010 - present

Employer: Merrill Lynch
Title: Financial Consultant
Dates of Service: May 2017 - present

Name: Steven Relis

Principal Occupation: Managing Partner
Employer: Koutoulas & Relis LLC
Dates of Service: 2008 - present

Positions and offices currently held with the issuer:

   Position: Chief Financial Officer and Treasurer
   Dates of Service: 2008 - present

Other business experience in the past three years:

   Employer: Koutoulas & Relis LLC
   Title: Managing Partner
   Dates of Service: 2008 - present

CFO Relis devotes his time to Epec on an as-needed basis which fluctuates substantially. Historically his daily involvement has been minimal, but our recent acquisition of Jersey Artisan Distilling, a fully operating subsidiary, will likely add to his routine and ordinary CFO duties.

In addition, during periods when we are undertaking certain corporate actions (undergoing accounting reviews or audits; preparing for equity offerings, or an acquisition), his involvement spikes to a near full time role.

Name: Steven Heller

Principal Occupation: Founder
Employer: The Brand Liaison, LLC
Dates of Service: 2013 - present

Secretary Heller devotes his time to Epec on an as-needed basis which fluctuates substantially. Generally his daily involvement is minimal.
However, during periods of time when we are undertaking certain corporate actions (preparing for equity offerings, an acquisition or even entering into major customer contracts), his involvement spikes to a near full time role.

Positions and offices currently held with the issuer:

   Position: Corporate Secretary
   Dates of Service: 2008 - present

The team

Officers and directors

Steve Vanechanos	Executive Chairman of the Board
Brian Van Flandern	Board of Directors - Strategic Industry Relations
James Hyde	Vice Chairman of the Board
Ron Miller	Co-Vice Chairman, CEO, President
Glenn Pohs	Director
Steven Relis	Chief Financial Officer and Treasurer
Steven Heller	Corporate Secretary

Steve Vanechanos

Mr. Vanechanos has served as Epec's Chairman since October 2009, and was appointed to the position of Executive Chairman in April 2012 as his full time job. With Epec's acquisition of Jersey Artisan Distilling Mr. Vanechanos became its CEO and President. From January 2010 until January 2013, he served as an active member of the Sweet Sorghum Association ("SSA") Board of Directors (formerly the Sweet Sorghum Ethanol Association), an industry organization focused on promoting the growth and use of sweet sorghum around the world. Before joining Epec, Vanechanos had a demonstrated track record of entrepreneurship. In 1994, well before Wall Street had ever heard of Netscape, he founded a business-to-business Internet e-Commerce company, DynamicWeb Enterprises ("DWEB"). The genesis for DynamicWeb was pioneering work, later memorialized in U.S. Patent No. 5,884,309 - "Order Entry System for Internet", by Vanechanos and assigned to DynamicWeb. He then served as DynamicWeb's Chairman and CEO, from its founding until it was sold in a merger transaction that valued DynamicWeb at nearly $50 million. Additionally, Vanechanos served as a member of the American Stock Exchange Board of Governors, from 2005 to 2008. He Chaired its Technology Committee, and served on both its Audit Committee and its Finance and Budget Committee.

Brian Van Flandern

World renowned Michelin Three-star mixologist and cocktail book author Brian Van Flandern was a professional bartender in New York City for over 25 years and has been named AMERICA'S TOP MIXOLOGIST by The Food Network. From 2004-2007 Brian helped open Chef Thomas Keller's now famous Michelin Three Star restaurant PER SE as the head mixologist. Applying Chef Keller's philosophy of flavor profiling to cocktails has earned Brian international recognition as one of the world's preeminent cocktail artisans and spirit authorities. As a beverage-industry influencer, Brian has earned a reputation as a champion and brand-builder for fine boutique spirits. In 2010 Brian released his first award winning book VINTAGE COCKTAILS (now in its tenth printing) with over 100,000 copies sold. The Wall Street Journal and Food Arts Magazine have written feature articles on Brian Van Flandern's innovative and unique recipes as well as his meticulous attention to detail. Brian's cocktails have been mentioned or featured in dozens of other internationally acclaimed publications including The New York Times, USA Today, The Daily Telegraph (London), Conde Nast Traveler, Gourmet Magazine to name a very few. Some of Brian's television appearances include a featured segment on Spike TV's "Bar Rescue", "The Barefoot

Contessa" on The Food Network, CBS's "The Early Show" and "Foodography" on the Cooking Channel, "The Wall Street Journal Live" and "Market Makers" on the Bloomberg Channel. www.MyMixologist.com. Brian came onto the board of directors in December of 2015. In addition to his board service, he serves as part time brand ambassador promoting James FC Hyde Sorgho Whiskey in his spare time. He is the owner and founder of the company Creative Cocktail Consultants where he has worked since 2010 to present.

James Hyde

James Hyde, Vice Chairman of the Board, Former Vice Chairman of the American Stock Exchange. Proud St. Johns graduate. He joined the board of directors in 2010 and is an active member. In addition to his board service, he serves as part time brand ambassador promoting James FC Hyde Sorgho Whiskey in his spare time.

Ron Miller

Mr. Ron Miller has been an Epec Vice Chairman since 2011 and its CEO/President since 2012. Prior to joining Epec, Miller served as CEO of NYSE-listed Aventine Renewable Energy Holdings, Inc. one of the nation's largest producers of biofuels, grain neutral spirits and food/feed products from agriculture, a company helped start in 1981. During his tenure as Aventine's CEO, Miller guided the company through an unprecedented period of growth including a highly successful IPO. For his work with Aventine and the ethanol industry in general he was recognized by Ernst and Young as an Entrepreneur of the Year in 2006. Miller was a founding member of the Renewable Fuels Association and its longest serving Chairman ever. He continues to be a recognized leader inside and outside the industry, receiving its coveted lifetime achievement award in 2011. Aventine's spirits business provided grain neutral base stocks to several U.S. bourbon and whiskey producers as well foreign spirits producers in Japan, Europe and Russia. Miller delivered the keynote address at the 2012 Sweet Sorghum Association's Annual Meeting.

Glenn Pohs

Since 2010 to present, Mr. Glenn D. Pohs has been a Managing Partner of Pohs Capital, LLC, an investment firm located in Pearl River, NY. Previously he was elected to the Board of Directors of the Amex Membership Corporation ("AMC") and served until it was sold to the New York Stock Exchange ("NYSE") in September 2008. AMC is the entity that represented the equity ownership interest of the American Stock Exchange ("AMEX"), LLC seat owners and had controlling interest in the exchange. Mr. Pohs played a leading role in gaining the consent of the AMEX, LLC seat owners to approve the sale to NYSE. Mr. Pohs is a past Chairman of the Options Market Maker Association. Glenn came onto the board of directors of Epec in 2012 and is an active member of the board.

Steven Relis

Mr. Relis has served as the Company's Chief Financial Officer and Treasurer since the Company's inception in 2008. He works a few hours a week as a needed basis. He is a licensed CPA and formerly with Deloitte and Touche, and Ernst & Young. He has also served as the Chief Accounting officer for Ursus Telecom(NASDAQ - UTCC) and a wholly owned subsidiary of Gilat Satellite Networks Ltd (NASDAQ – GILTF). Steven's current full time job is at Koutoulas & Relis LLC a CPA Firm where he has served as managing partner since 2008.

Steven Heller
Mr. Heller is a licensed attorney in the state of New York and has served as the Company's Secretary since the Company's inception in 2008. Mr. Heller also formerly served as the company's Chief Legal Officer until May 2017. Mr. Heller is also an adjunct professor of business and law, and founder and president of a top-tier licensing and brand management agency, The Brand Liaison, LLC where he devotes significant time each month. He is also a frequent speaker on licensing and branding activities. Steven serves as Epec's corporate secretary and maintains the corporate records, devoting his time to Epec on an as-needed basis.

Number of Employees: 1

Related party transactions

Note Payable – Related Party On August 12, 2015, one of the Company's directors, Glenn Pohs, advanced $25,000 to the Company to pay for various activities of the Company. Such amounts are payable upon demand and accrue interest at 10% per annum. As of December 31, 2017, and December 31, 2016, accrued and unpaid interest totaled $5,966 and $3,465 respectively. Accrued Officer Compensation Payable The Company has deferred compensation payments to its officers during the years ended December 31, 2017 and 2016. These payables do not bear interest and are considered short-term liabilities. The outstanding accrued officer compensation payable balances as of December 31, 2017 and 2016 were $259,600 and $175,400, respectively. Vanechanos $90,000.00 Miller $37,000.00 Heller $33,300.00 Relis $36,300.00 Pohs $26,000.00 Unallocated bonus compensation $37,000.00 Total accrued compensation $259,600.00


RISK FACTORS


These are the principal risks that related to the company and its business:

- **The proceeds of this offering may be insufficient to continue operating the business.** The Company believes that the maximum offering amount of $535,000 will be sufficient to fund the Company's operations and further development and investment in the sorghum supply chain and production cycle in the near-term. However, if management's assumptions are incorrect, or if budgeted amounts are inadequate due to cost overruns, increased operating costs, or unexpected developments, then the proceeds of this offering may be insufficient for such purposes. In such event, we would likely require additional equity or debt financing to fund the above-referenced needs, and there can be no certainty that we would then be able to obtain funding on favorable terms or at all. If additional capital is needed and either unavailable or cost prohibitive, our operations and growth may be limited as we may need to change our business strategy to slow the rate of, or eliminate, our expansion or reduce or curtail our operations. Also, any additional financing we undertake could impose covenants upon us that restrict our operating flexibility, and, if we issue equity securities to raise capital our existing shareholders may experience dilution and the new securities may have rights, preferences, and privileges senior to those of our common stock.

- **We have not prepared any audited financial statements of the Company. Regulation Crowdfunding does not require us to provide audited financials in this offering.** Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

- **The Company has the right to extend this offering's deadline.** The Company may extend this offering's deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the convertible notes in this offering (the "Convertible Notes") will be issued and distributed to you.

- **The Convertible Notes are being offered pursuant to certain exemptions from registration for crowdfunding transactions and if any of the requirements for the exemption are violated, the Company and the Investors may become subject to liability under the Securities Act of 1933, as amended, and other federal and state securities laws.** The Convertible Notes are being offered pursuant to an exemption from registration, which is available for crowdfunded offerings. Specifically, issuers may only sell up to approximately $1.07 million worth of securities within a twelve-month period. Investors in a crowdfunding offering may invest no more than their individually permitted amount within a twelve-month period. In order to avail itself of the exemption from registration, the Company must also sell the Convertible Notes through a qualified broker or funding portal. If any of the conditions for the exemption are violated, the Investors and Company may have exposure to liability under federal and state securities laws.

- **Negative events in the crowdfunding industry may subject the Company to reputational harm, or increased regulatory oversight, increasing the risk of financial liability and additional compliance requirements resulting from adverse regulatory actions.** Any highly-publicized events or regulatory inquiries concerning potential fraudulent offerings or other schemes designed to harm investors through crowdfunding can be expected to result in negative publicity for crowdfunded companies, increased scrutiny and oversight of companies that avail themselves of the crowdfunding exemption, as well as potential new rules and regulations. This may make it more difficult to succeed with the Company's business plan or attract new investors and may result in an increase in operational and compliance costs or otherwise limit the Company's ability to engage in certain activities. We may also be adversely affected as a result of new or revised legislation or regulations imposed by the Securities and Exchange Commission, other U.S. governmental regulatory authorities, the Financial Industry Regulatory Authority or other self-regulatory organizations that supervise the financial markets in general. This could impact our ability to conduct our business with third parties, obtain future financing and could decrease the pool of potential investors seeking to participate in any future crowdfunding offerings.

- **There is uncertainty about the Jumpstart Our Business Startups Act of 2012, including Regulation Crowdfunding, and its interpretation and implementations remain to be tested.** We are relying on a newly created financing program (equity crowdfunding). The application of the crowdfunding exemptions and its implementation and interpretation remains to be fully tested. As a result, potential investors will not have the benefit of relying on precedent in making their investment decision and will face some uncertainty about the validity of their investment. In the event the Securities and Exchange Commission determines that we incorrectly interpreted the crowdfunding exemption in this offering, we may be required to offer rescission rights for the Convertible Notes and this offering and our financial condition may be in jeopardy.

- **The Company is a holding company with little operating history.** We may never successfully execute our business plan and, as a result, you will lose your entire investment amount. Epec is a holding company whose subsidiaries are early-stage companies with no significant operating history. To date, our primary focus has been on strategic, vertically integrated investments in the sorghum supply chain. We are now entering the market for alcoholic beverages with a new product, Sorgho Whiskeys. In doing so, we may fail to successfully market and promote our business, develop our products or manage growth. Successfully marketing and promoting our product is a complex and uncertain process, dependent on the efforts of management, outside consultants, and general economic conditions, among other things. Accordingly, you should consider the Company's prospects in light of the costs, uncertainties, delays, and difficulties frequently encountered by companies in the early stages of development. Investors should carefully consider the risks and uncertainties that a new company with little or no operating history will face. In particular, potential investors should consider that there is a significant risk that we will not be able to: (i) implement or execute our current business plan, or our business plan is sound; (ii) maintain our anticipated management and advisory team; (iii) raise sufficient funds in the capital markets to effectuate our business plan; (iv) control the costs of growing the business; and/or (v) attract, enter into or maintain contracts with, vendors, suppliers, and distributors. If we cannot execute any one of the foregoing, our business may fail, in which case you would lose the entire amount of your investment in the Company.

- **The Company has limited operating history upon which you can base your**

investment decision. We are an early stage venture and, therefore, have a limited history of performance, financials, and experience managing growth for you to base your investment decisions. Our ability to generate revenue will depend upon whether we can further develop and commercialize our current products and make the transition from a start-up to an operating company. The Company's assumptions and expectations regarding our ability to market our services and products, develop our technology and compete with large competitors may be incorrect and as such we may have difficulty growing the Company.

- **We depend on our independent wholesale distributors to distribute our products. The failure or inability of any of our distributors to adequately distribute our products within their territories could harm our sales and result in a decline in our results of operations.** We are required by law to use state-licensed distributors or, in certain states known as "control states," state-owned agencies performing this function, to sell our products to retail outlets, including liquor stores, bars, restaurants and national chains in the U.S. We have established relationships for our brands with a limited number of wholesale distributors; however, failure to maintain those relationships could significantly and adversely affect our business, sales and growth. We currently distribute our products in Florida, Illinois, Kansas, Nevada, New York, New Jersey, Maryland, Washington D.C., and Wyoming. If we fail to develop and maintain good relations with distributors, our products could in some instances be frozen out of one or more markets entirely. The ultimate success of our products also depends in large part on our distributors' ability and desire to distribute our products to our desired U.S. target markets, as we rely significantly on them for product placement and retail store penetration. In addition, all of our distributors also distribute competitive brands and product lines. We cannot assure you that our U.S. alcohol distributors will continue to purchase our products, commit sufficient time and resources to promote and market our brands and product lines or that they can or will sell them to our desired or targeted markets. If they do not, then our sales will be harmed, resulting in a decline in our results of operations.

- **We depend on a third-party supplier which we acquired to maintain the quality and cost of our products, including Sorgho Whiskey.** Jersey Artisan Distillery (the "Distillery") is dependent on third-party suppliers for key ingredients, such as Sorghum Syrup, packaging materials, and production inputs, and its use of natural ingredients exposes it to weather and crop reliability. In addition, since the Distillery's production relies on the use of agricultural products, many outside factors, including weather conditions, farmers' rotation of crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. Our product is also exposed to the quality of the crops of agricultural products each year, and significant failure of a crop would adversely affect its costs. Further, if suppliers increase their prices, we may not have alternative sources of supply and may not be able to raise the prices of our products to cover all or even a portion of the increased costs. Any termination or an adverse change in the terms of these supplier relationships could have a negative impact on our business. Substantial disruption to production at our manufacturing and distribution facilities could occur. A disruption in production at the Distillery's manufacturing facility, or a disruption at the facilities of the Distillery's suppliers or distributors, some of whom may also be affiliates of the Company, could adversely affect the Distillery's business, results of operations and financial condition. A disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect the Distillery's business, results of operations and financial condition. A former owner of JAD has asserted her shares were bought back by JAD in Sept 2015 and never paid for. There is a dispute over the value of those shares. The Company has notified its insurer of the matter, which has assigned legal counsel to represent the Company. The Company is indemnified by former JAD president Brant Braue who represented no such legal claims existed. The Company, working with legal counsel, will work aggressively to resolve the dispute.

- **The Distillery is subject to governmental regulations affecting distilleries and tasting rooms.** Federal, state and local laws and regulations govern the production, distribution, and sale of spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships, and various other matters. To operate its production facilities, the Distillery must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees, and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. The Distillery's tasting room is subject to alcohol beverage control regulations that require the Distillery to maintain a license that may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of Distillery's tasting room, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcoholic beverages. Noncompliance with such laws and regulations may result in revocation of the applicable license or permit (thereby restricting the Distillery's ability to conduct business. The Distillery's licenses are subject to revocation. The Distillery, and its products, are regulated and licensed at the federal and state levels. Revocation of federal licensing would force the Distillery to cease its current operations. Revocation of licensing by a state could force the Distillery to cease sales and marketing in that state.

- **We are at risk because we do not have a diversified merchandise mix.** The great majority of our assets will be committed to developing and marketing a single product in a single industry under a single brand: James FC Hyde Sorgho Whiskey. Accordingly, because we have few other assets or products that could spread the risk of investment, our profitability will depend on the success of our sales of products under our brand name. We may, at any time, elect to discontinue use of the Sorgho Whiskey brand name or change our products, services, or concepts.

- **We have a name and logo that are not well known.** Our distributor's ability to sell our brand depends on the ready acceptance by the consuming public of a trade/brand name and logo of a new spirit category, Sorgho Whiskey. Further, any products or brands we may develop in the future are unlikely to have established extensive recognition. Competitors have developed well-known trade/brand names and logos that have, and may continue to have, superior recognition in the relevant marketplace. There can be no assurance that our product will be well received by the consuming public and relevant markets. If retailers and consumers are not willing to accept our product and pricing, then we will be unable to grow our business. Our business depends largely upon the acceptance of our product by potential distributors, retailers, and consumers. If we are unable to successfully market our product to those groups, then we will be unable to grow our business and may face bankruptcy. A significant or sustained decline in volume or selling price of rum, whiskey and bourbon brands would likely have a negative effect on our growth and our stock price. If we are not successful in our efforts to maintain and increase the relevance and acceptance of our brand in the minds of today's and tomorrow's consumer, then our business and operating results could suffer.

- **Demand for our product may be adversely affected by many factors, including changes in consumer preferences and trends.** Consumer preferences may shift due to a variety of factors, including changes in demographic and social trends, public health initiatives, product innovations, changes in vacation or leisure activity patterns and a downturn in economic conditions, which may reduce consumers' willingness to purchase distilled spirits or cause a shift in consumer preferences toward beer, wine or non-alcoholic beverages. Our success depends in part on fulfilling available opportunities to meet consumer needs and anticipating changes in consumer preferences with successful new products, branding, and product innovations.

- **Our business is highly competitive.** Competition presents an ongoing threat to the success of our business. Many factors may prevent us from competing successfully. We compete on the basis of product taste, quality and composition, brand image, price, service, and ability to innovate in response to consumer preferences. The global spirits industry is highly competitive and is dominated by several large, well-funded international companies. It is possible that our competitors may either respond to industry conditions or consumer trends more rapidly or effectively or resort to price competition to sustain market share, which could adversely affect our sales and profitability.

- **We will be competing with many large, entrenched producers who are resistant to change and new entrants into the market.** Many of our competitors have established market acceptance and have far greater financial resources, experience, proven operating histories and larger staffs than we do. Our competitors may develop products that are similar to ours or that achieve greater market acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. We expect to face strong competition from both well-established spirits companies and small, independent producers.

- **The Company's obligations pursuant to future debt obligations could impair its liquidity and financial condition.** The Company will require additional financings and may incur substantial debt in the future to fund all or part of its capital requirements. Any future debt obligations could impact our ability to satisfy our other obligations, execute our business plan, and raise additional capital if needed. As a result, we would be more vulnerable in the event of a downturn in our business prospects and have limited ability to react to changes in the Company's industry. Further, we could be forced, if we were to default under any such loan agreement, to seek protection under bankruptcy laws, which could harm our future operations and overall financial condition. Our business is subject to many regulations and noncompliance is costly. The production, marketing, and sale of alcoholic beverage products, including contents, labels, and packaging are subject to the rules and regulations of various federal, provincial, state and local health agencies. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, our operating partners may be fined, or production may be stopped, which would adversely affect our financial condition and operations. Further, any legal or regulatory actions relating to the Company or its operating partners' current or past business operations, including employee actions, licensing, disclosure, sales practices, regulatory compliance, compensation agreements, tax liabilities, or governmental or administrative investigations and proceedings in the context of the Company's regulated sectors of activity, could materially adversely affect our results of operations and financial conditions. Any adverse publicity associated with any noncompliance may further damage our reputation and our ability to successfully market our products. Furthermore, the rules and regulations are subject to change from time to time and, while we closely monitor developments in this area, we have no way of anticipating whether changes in these rules and regulations will impact our business adversely. Additional or revised regulatory requirements, whether labeling, environmental, tax, or otherwise, could have a material adverse effect on our financial condition and results of operations. Although dependent on certain key personnel, we do not have any key man life insurance policies on such persons and does not intend to obtain such insurance in the near future. The Company is dependent upon its founders, executives, and key employees in order to conduct its operations and execute its business plan. In particular, we rely on the skills and expertise of our Master Distiller, Brant Braue, whom we believe is one of the most experienced distillers of sorghum molasses in the world, and his knowledge of our business and industry would be difficult to replace. If Mr. Braue. or one of our other founders, executive officers or significant employees terminates his or her relationship with the Company, we may not be able to replace his or her expertise, fully integrate new personnel or replicate the prior working relationships, and the loss of their services might significantly delay or prevent the achievement of our business objectives.

- **Further, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disabilities** Therefore, in the event of death or disability of key persons, the Company will not receive any compensation and the loss of their services will negatively affect the Company and its operation. All officers and board directors are part-time. Our failure to protect our trademarks and trade secrets could compromise our competitive position and decrease the value of our brand portfolio. Our business and prospects depend, in part, on our ability to develop favorable consumer recognition of our brands and trademarks. Although we apply for registration of our brands and trademarks, they could be imitated in ways that we cannot prevent. Also, we rely on trade secrets and proprietary know-how, concepts and formulas. Our methods of protecting this information may not be adequate. Moreover, we may face claims of misappropriation or infringement of third parties' rights that could interfere with our use of this information, Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future and result in a judgment or monetary damages being levied against us. We do not maintain non-competition agreements with any of our key personnel or with some of our key suppliers. If competitors independently develop or otherwise obtain access to our trade secrets, proprietary know-how or recipes, the appeal, and thus the value of our brand portfolio, could be reduced, negatively impacting our sales and growth potential.

- **There is no public trading market for the Convertible Notes or the equity securities issuable upon conversion thereof and there can be no assurance that any such market would ever develop.** There is, therefore, no assurance that the Convertible Notes can be resold at all, or near the offering price. Each Purchaser will be required to represent that he or she is acquiring the Convertible Notes for investment purposes only and not with a view to distribution or resale, that he or she understands that the Convertible Notes are not freely transferable and, in any event, that he or she must bear the economic risk of an investment in the Convertible Notes for an indefinite period of time because the Convertible Notes have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws. The Convertible Notes cannot be resold unless they are subsequently registered or an exemption from registration is available. The price of the Convertible Notes and other terms of this offering have been arbitrarily determined by the Company. The offering price for the Convertible Notes has been determined solely and arbitrarily by the Company. No independent studies with respect to feasibility, management, or marketing by a disinterested person have been considered in determining the Company's capital requirements or plans of operations. Therefore. there can be no assurance that the capital raised will be adequate for the execution of our business plan and the other objectives of the Company or that additional capital will not be required in the future.

- **The price at which you purchase the Convertible Notes may not be indicative of the value of our Company.** You may be unable to sell the Convertible Notes at or above your purchase price, which may result in substantial losses to you and which may include the complete loss of your investment. Without a public market, the value of the Company and the value of the Convertible Notes may fluctuate significantly in the future. The trading price, if any, of the Convertible Notes upon conversion to equity that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you pay. Any of the risks described herein, or otherwise, could have a material adverse effect on our sales and profitability and the value of our common stock. In addition, economic conditions around the world and especially the United States as a whole, could have a negative impact on our results of operations. Accordingly, any inaccuracy in forecasting anticipated revenues and expenses could adversely affect our business. The failure to receive anticipated orders or to complete delivery in any period could adversely affect our results of operations for that period. Quarterly results are not necessarily indicative of future performance for any particular period and we may not experience revenue growth or profitability on a quarterly or an annual basis. We are offering Convertible Notes and not equity interests in the Company. The Convertible Notes will convert into equity securities with the occurance of a Convertible Event as defined on Page 2 of this Form C. This means that investors will have to wait until a conversion event occurs to know what size stake they have in the company, or what its value might be as assessed by outside investors.

- **Investors in the Convertible Notes will have no voting rights, even upon conversion of the Convertible Notes into CF Shadow Series Stock.** investors will not have the right to vote upon matters of the Company even if and when their Convertible Notes are converted into CF Shadow Series Stock. Upon such conversion, CF Shadow Series Stock holders will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Series Stock holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Convertible Notes were converted. Thus, Investors will never be able to freely vote upon any director or other matters of the Company. Only those willing to entrust all decisions to others should invest in this offering.

- **Investors will not be entitled to any inspection rights or information other than those required by Regulation Crowdfunding and other applicable laws.** You will not have the right to inspect the books and records of the Company or receive financial or other information beyond what is required by Regulation Crowdfunding and other applicable laws as convertible note holders are not considered shareholders. Other equity holders may have such rights. Regulation Crowdfunding requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Convertible Note holders at a disadvantage compared to other security holders.

- **Securities with superior rights may be offered in the future.** In the future, it is likely that the Company will issue securities with rights superior to those associated with the Convertible Notes purchased in this offering. Those rights could include, but will not necessarily be limited to, the right to receive dividends, the right to participate in management, the right to receive preferential distributions on the sale of the Company, the right to be protected from dilution, and preemptive rights. Artesian CPA our independent registered public accounting firm for the fiscal year ended December 31, 2017 and 2016, has included an explanatory paragraph in their opinion that accompanies our reviewed consolidated financial statements as of and for the year ended December 31, 2017 and 2016, indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional equity or debt capital, or likely a combination of the two. Even if targeted funds are raised, it is likely that we will need to raise additional funds in the near future and we cannot provide any assurance that we will be successful in doing so.

- **The offering materials may include forward looking statements but there can be no assurance that the results and events contemplated by forward-looking statements will, in fact, transpire.** Forward-looking statements can be identified by use of terminology such as "believe," "hope," "may," "anticipate," "should," "intend," "plan," "will." "expect," "estimate," "project," "positioned," "strategy" and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond the Company's control. Actual results could differ significantly from these forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in offering materials will in fact transpire. You are cautioned to not place undue reliance on these forward-looking statements.

- **Investing in startups companies is highly speculative (risky).** The foregoing is not intended to be a comprehensive list nor a substitute for discussing the risks of specific investment opportunities with your professional advisors, including your legal, tax and financial advisors. We also encourage you to read the Securities and Exchange Commission's Investor Bulletin which provides important information to investors interested in investing in crowdfunding offerings SEC Investor Bulletin: Crowdfunding. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT WITHOUT A CHANGE IN YOUR LIFESTYLE.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Steve Vanachenos, Executive Chairman of the Board James Hyde, Vice Chairman of
- the Board
- Ronald Miller, Co-Vice Chairman
- Glenn Pohs, Director
- Brian Van Flandern, Board of Directors
  No individual owns in excess of 20% controlling vote. As such, the board of directors represent the controlling members of the Company, until such time as the members of the Board are changed in accordance with the Company Bylaws.

Classes of securities

- Common Stock: 106,389,725

The Company is authorized to issue up to 200,000,000 shares of voting common stock and 20,000,000 million shares of non voting CF Shadow Series Common Stock. There are a total of 106,389,725 shares of Common Stock currently outstanding and 121,921,336 on a fully-diluted basis.

The fully-diluted shares are determined as follows:

Outstanding Common Stock: There are 106,389,725 shares of Common Stock currently outstanding.

Outstanding Warrants: There are 699,500 warrants at $0.05 per share exercisable for shares of Common Stock issued to a director of the Company, Glenn Pohs, in connection with a loan he made to the Company made in June 2014.

Outstanding Convertible Notes: 1) There are $222,459 in convertible notes sold to investors in a Regulation CF offering plus $4,449 was paid as a commission to WeFunder. Those convertible notes, when converted, will convert into 6,112,232 shares of non voting CF Shadow Series Common stock (assuming a conversion price of $3,600,000 divided by 96,973,373). They will mature at various dates throughout 2018, which will trigger a conversion.

Outstanding Convertible Notes: 2) There are $297,950 in convertible notes sold to investors in a Regulation CF offering on the StartEngine Portal. Those convertible notes, when converted, will convert into approximately 7,287,483 shares of non voting CF Shadow Series Common stock (assuming a conversion price of $.03735 for approximately $170,000 and $.04668 for approximately $130,000). They will mature at various dates throughout 2019, which will trigger a conversion.

Outstanding Convertible Notes: 3) There are $53,500 in convertible notes sold to investors in a Reg D Private Placement offering between June and August 2018. Those convertible notes, when converted, will convert into approximately 1,432,396 shares of voting Common stock (assuming a conversion price of $.03735). They will mature on August 1, 2020, which will trigger a conversion.

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying cash dividends after this Offering for the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share of Common Stock on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all Company's debts and other liabilities.

Rights and Preferences

Holders of Common Stock have no preemptive, conversion or other rights, and there are no preemptive or sinking fund provisos applicable to the Common Stock.

- Preferred Stock: 0

  The Company has authorized the issuance of up to 5,000,000 shares of blank check preferred stock, par value of $0.0001 per share, of which there are currently 0 shares outstanding.

  The preferred stock may be created and issued from time to time in one or more series and with such designations, rights preferences, privileges, qualifications, limitations and restrictions as shall be stated and expressed in the resolution or resolutions providing for the creation and issuance of such preferred stock as may be adopted from time to time in the sole discretion of and by the corporation's board of directors pursuant to the authority in the Amended and Restated Articles of Incorporation dated July 9, 2009.

- 2017 3% Convertible Promissory Notes (WeFunder): 226,908

  The Company has a total of $226,908 of this series of convertible notes currently outstanding (the "Outstanding Notes").

  The Outstanding Notes have the following terms:

  Maturity Date: Various August 2018 – December 2018

  Annual Interest Rate: 3%

  Conversion Price is the lower of $3.6 million / 96,973,373 or the price equity is sold at in a Qualified Financing or a Change in Control should one occur.

  A Qualified Financing is a future equity financing of at least $1,000,000.00.

  Conversion Shares. The Outstanding Notes are convertible into CF Shadow Series securities (the "Conversion Shares"), which are either: 1) securities identical to those issued in a Qualified Financing if applicable; or 2) CF Shadow Series Common Stock except:

- 1) they do not have the right to vote on any matters except as required by law, (2) they must vote in accordance with the majority of investors in such future qualified financing with respect to any such required vote, and (3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation Crowdfunding).

The 3% Convertible Promissory Note converts to Conversion Shares upon the occurance of a Convertible Event.

A Convertible Event is whichever of the following occurs first:

1) A Qualified Financing; or 2) A Change of Control as defined in the Outstanding Notes; or 3) The passage of the Maturity Date.

Upon the occurance of a Convertible Event, an investor will receive the number of Conversion Shares yielded by the following formula:

Note Amount plus accred interest / Conversion Price.

- 2018 3% Convertible Promissory Notes (StartEngine): 297,950

The Company has a total of $297,950 of this series of convertible notes currently outstanding (the "Outstanding SE Notes") offered in two tranches. Tranche I (the Early Bird Discount Tranche, which terminated on Feb 2, 2018) and a second and final Tranche II which terminated on April 30, 2018. Approximately $170,000 and $130,000 were sold in Tranche I and Tranche II respectively

The Outstanding Notes have the following terms:

Maturity Date: April 30, 2019

Annual Interest Rate: 3%

The Conversion Price of Notes sold in Tranche I is the lower of $3,850,000 / 103,085,609 or the price equity is sold at in a Qualified Financing or a Change in Control should one occur.

The Conversion Price of Notes sold in Tranche II is the lower of $4,812,500 / 103,085,609 or the price equity is sold at in a Qualified Financing or a Change in Control should one occur.

A Qualified Financing is a future equity financing of at least $1,000,000.00.

Conversion Shares. The Outstanding Notes are convertible into CF Shadow Series securities (the "Conversion Shares"), which are either: 1) securities identical to those issued in a Qualified Financing; or 2) CF Shadow Series Common Stock except:

- 1) they do not have the right to vote on any matters except as required by law, (2) they must vote in accordance with the majority of investors in such future qualified financing with respect to any such required vote, and (3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation Crowdfunding).

The 3% Convertible Promissory Note converts to Conversion Shares upon the occurance of a Convertible Event.

A Convertible Event is whichever of the following occurs first:

1) A Qualified Financing; or 2) A Change of Control as defined in the Outstanding Notes; or 3) The passage of the Maturity Date.

Upon the occurance of a Convertible Event, an investor will receive the number of Conversion Shares yielded by the following formula:

Note Amount plus accred interest / Conversion Price.

- Convertible Promissory Notes Series Summer 2018 - CF (StartEngine: 535,000

The Company is offering for sale a total of $535,000 of this series of convertible notes ("(the "Convertible Notes") offered in two tranches on the following terms. Tranche I (the Early Bird Discount Tranche, which terminates on the 31st day of this offering) and a second and final Tranche II which terminates on Apri 2019

Maturity Date: November 30, 2019

Annual Interest Rate: 3%

The Conversion Price of Notes sold in Tranche I is the lower of $5,750,000 / 121,653,598 or the price equity is sold at in a Qualified Financing or a Change in Control should one occur.

The Conversion Price of Notes sold in Tranche II is the lower of $7,187,500 / 121,653,598 or the price equity is sold at in a Qualified Financing or a Change in Control should one occur.

A Qualified Financing is a future equity financing of at least $1,000,000.00.

Conversion Shares. The Outstanding Notes are convertible into CF Shadow Series securities (the "Conversion Shares"), which are either: 1) securities identical to those issued in a Qualified Financing; or 2) CF Shadow Series Common Stock except:

- 1) they do not have the right to vote on any matters except as required by law, (2) they must vote in accordance with the majority of investors in such future qualified financing with respect to any such required vote, and (3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation Crowdfunding).

The 3% Convertible Promissory Note converts to Conversion Shares upon the occurance of a Convertible Event.

A Convertible Event is whichever of the following occurs first:

1) A Qualified Financing; or 2) A Change of Control as defined in the Outstanding Notes; or 3) The passage of the Maturity Date.

Upon the occurance of a Convertible Event, an investor will receive the number of Conversion Shares yielded by the following formula:

Note Amount plus accred interest / Conversion Price.

- Warrants: 699,500

The Company has 699,500 warrants at $0.05 per share exercisable for shares of Common Stock issued to a director of the Company, Glenn Pohs, in connection with a loan he made to the Company made in June 2014.

- Summer 2018 3% Convertible Promissory Notes (Reg D 506(b)): 53,500

The Company has a total of $53,500 of this series of convertible notes currently outstanding (the "Outstanding 2018 Reg D PPM"). The offering terminated on August 31, 2018.

The Outstanding Notes have the following terms:

Maturity Date: August 1, 2020

Annual Interest Rate: 3%

The Conversion Price of Notes sold in this Offering is the lower of $0.0375 per share or the price equity is sold at in a Qualified Financing or a Change in Control should one occur.

A Qualified Financing is a future equity financing of at least $250,000.00

Conversion Shares. The Outstanding Notes are convertible into Common Stock.

The 3% Convertible Promissory Note converts to Conversion Shares upon the occurance of a Convertible Event.

A Convertible Event is whichever of the following occurs first:

1) A Qualified Financing; or 2) A Change of Control as defined in the Outstanding Notes; or 3) The passage of the Maturity Date.

Upon the occurance of a Convertible Event, an investor will receive the number of Conversion Shares yielded by the following formula:

Note Amount plus accred interest / Conversion Price.

What it means to be a Minority Holder

Upon any conversion of the convertible notes, an Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board of Directors, and the Investor, either as a holder of convertible notes or after any conversion of the convertible notes, will have no

independent right to name or remove an officer or member of the Board of Directors of the Company. As a holder of convertible notes, the Board of Directors does not owe the Investor any fiduciary duties, which it owes to shareholders of the Company.

The Company has authorized 5,000,000 shares of blank check preferred stock, which means that the Board of Directors has the authority to determine voting, dividend, liquidation and all other rights with respect to shares of preferred stock without shareholder approval. Upon any conversion of the convertible notes, an Investor in the Company will not be able to control any decisions made with respect to the preferred stock.

Dilution

Following the Investor's investment in the Company, the Company may sell debt or equity to additional investors, which will dilute the percentage interest into which the Investor's convertible note is convertible. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

The Company has authorized 5,000,000 shares of blank check preferred stock, which means that the Board of Directors has the authority to determine voting, dividend, liquidation and all other rights with respect to shares of preferred stock without shareholder approval. The Board of Directors may issue shares of preferred stock, which would dilute the ownership of capital stock of the Company owned by anyone before that issuance.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Revenue - Total Revenue for 2017 was $50,255 which increased $19,508 or 63.4% from $30,747.00 in 2016. Revenue in 2017 was almost exclusively from royalties from a license agreement with Jersey Artisan Distilling ("JAD") for our James FC Hyde Sorgho Whiskey brand.

Operational costs - Operating costs for 2017 was $458,409 as compared to $313,052 for 2016 an increase of 46.4% which was primarily due to an increase of $141,100 in Stock compensation.

Net loss from Operations - Net loss from operations increased to $408,154 from $282,305 or 44.6% due primarily to the increase in stock compensation offset by the increase in revenues.

Financial Milestones

The below profit and loss estimates are only projections and are subject to significant deviation. Please also refer to "Risk Factors", which should inform and qualify the below projections.

The Company anticipates having a projected 2018 year-end loss of approximately $250,000, with total revenue estimated to be approximately $110,000 and total operating costs estimated to be approximately $360,000. The increase in revenues and total operating expenses is related to the acquisition of Jersey Artisan Distilling ("JAD") and increased marketing, advertising and promotional expenses.

We expect that the proceeds of this offering will improve our liquidity and provide additional working capital for the Company and capital to pursue further inventory accumulation and marketing and brand building activities. Additionally, the Company intends to seek other funding sources in 2018, but there is no guarantee the Company will be successful.

It is important to note that the growth we have seen with James FC Hyde Sorgho Whiskey is not indicative of the future growth should we successfully acquire JAD the business model will be materially different post-acquisition. Our past revenues were from licensing fees for our James FC Hyde Sorgho Whiskey brand.

Post-acquisition of JAD, we expect to realize revenue from the sale of spirits and adding the costs of operating a distillery. There is a substantial likelihood that our historical results or cash flows prior to the acquisition of JAD will not continue to develop in the same way as they have in the past years, given the new and different economic model.

We have not entered into and do not expect to enter into investments for trading or speculative purposes. We expect our cash and cash equivalents are invested exclusively in demand deposit accounts that are currently providing only a minimal return.

Liquidity and Capital Resources

Short Term Cash Requirements

If we successfully raise at least $300,000 this year, then we expect that the proceeds will provide sufficient funding for the Company through approximately June of 2019. Because of the nature of our business, which requires substantial capital investment in both (i) marketing to develop brand awareness and increase sales; and (ii) inventory accumulation because of an 18-month seed to bottle product cycle, we do not expect to break-even before requiring additional funding. The Company plans to seek up to $2,000,000 in additional funding following the completion of this offering to provide additional financial liquidity.

Capital Expenditures

The Company has not made any material capital expenditures in the past two years. The Company does not intend to make any material capital expenditures in the future except potentially in connection with the acquisition of JAD and potential plant improvements.

Liquidity

The Company's financial statements were prepared on a going concern basis. The Company currently does not have any significant revenue and is experiencing significant losses. These factors raise an uncertainty about its ability to continue as a going concern. Management has financed the Company's operations principally through loans from the founders and related parties and through the sales of its common stock. The Company intends to raise money through this offering and subsequent equity financings to fund its working capital needs. Management cannot provide any assurances that the Company will be successful in completing these financings and accomplishing any of its plans.

The proceeds of this offering will be used for marketing of our spirit products, increase inventory levels and the continued establishment of the supply chain. Without the capital raised in this offering, the Company does not expect its capital reserve and other sources of revenue to be sufficient to reach our stated goals.

Indebtedness

The Company's debt consists of $520,704 of convertible notes, accounts payable to vendors and to officers for compensation totaling $259,600, a loan to a director, Glenn Pohs, in the amount of $25,000, plus accrued interest of $5,966. The convertible notes automatically convert to equity upon maturity date (Aug 2018 – April 2019). The loan to Mr. Pohs was issued on August 12, 2015, and is without a maturity date. It is earning 10% annually and has accrued $5,966 in interest. As a result of the loan, the Company agreed to extend the expiration date and reduce the strike price of approximately 700,000 warrants. The expiration date was extended to Dec 31, 2020, and the strike price was reduced to $.05 per share. The $20,000 per month burn rate represents fixed costs in operating Jersey Artisan Distilling plus D&O liabilities insurance (approx. $1,000 per month) plus reimbursed officers promotional and advertising expenses. Approximately $5,000 per month is discretionary expenses (in that it is not a fixed commitment). It is, however, cash being spent on essential brand building, marketing, advertising and promotional activities. Officers are due a combined compensation of $10,000 per month. As of December 31, 2017 compensation of $259,600 is due to officers. Such amounts are payable upon demand and have no set payment terms and are not evidenced by a promissory notes. The remaining debt's consist of accounts payable which includes $14,896 representing unpaid expense reimbursements, to director,Glenn Pohs.

Recent offerings of securities

- 2018-01-03, Regulation CF, 297950 Convertible Note. Use of proceeds: General Corporate Purposes
- 2017-07-12, Regulation CF, 222249 Convertible Note. Use of proceeds: General Corporate Purposes
- 2015-11-01, Reg D, 356275 Common Stock and Warrants. Use of proceeds: General Corporate Purposes
- 2018-06-25, Reg D, 53500 Convertible Note. Use of proceeds: General Corporate Purposes

Valuation

$7,187,500.00

Our valuation was initially based on the unique potential we have to make our new trademarked sorgho whiskey an entire new whiskey category - akin to bourbon, scotch, rye whiskeys. Success - although there are many challenges to overcome and can not be assured - if we can achieve it, will make us a very valuable company. Considering George Clooney sold Casamigos tequila for nearly $1 billion, one can see the upside potential if we succeed. As we execute more and more of our business plan, we come closer and closer to our goal. Every milestone accomplishment takes some risk out of our project - effectively increasing our value. We began at Wefunder last July with a fully diluted valuation cap of $3.6 million. We concluded at startengine in April 2018 with a valuation cap of $4.8125 million. Since then, in addition to having raised over $500,000 in two crowd funding rounds, we've acquired the distillery that produces James FC Hyde Sorgho Whiskey, and continue to make progress in sales growth, brand awareness and market penetration. All important goals as we strive for long term success. With our recent progress behind us, and our key goals and objectives looking forward, we believe a fair valuation to be $7.1875 million, but preceded by an early bird 20% discount valuation of $5.75 million for the first 30 days. All that said, we've specifically chosen to offer convertible debt, because it affords investors down side protection for a limited period of time, if we've over valued our offering.

USE OF PROCEEDS

Total Proceeds	$ 10,000.00	$ 535,000.00
Offering Expenses	$ 10,000.00	$ 57,740.00
Startengine fees		
6% Commission	$ 600.00	$ 32,100.00
Premium Services	$ 2,500.00	$ 2,500.00
Bad Actor Checks	$ 340.00	$ 340.00
Legal	$ 1,800.00	$ 1,800.00
Accounting	$ 4,760.00	$ 15,000.00
Offering Promotion		$ 6,000.00
Capital Improvements JAD	$ -	$ 20,000.00
Repayment of Debt	$ -	$ 10,000.00
Inventory Accumulation	$ -	$ 85,000.00

Marketing & Sales	$ -	$ 170,000.00
Working Capital	$ -	$ 142,260.00
Sorghum Technology (DBR)	$ -	$ 50,000.00
Total	$ 10,000.00	$ 535,000.00
Variance	$0.00	$0.00

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed below. While the company intends to use the net proceeds from this offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this offering. Accordingly, the Company will have broad discretion in using these proceeds.

With the acquisition of Jersey Artisan Distilling, we have assembled the assets, people and processes that enable us to manage the complete production cycle from sorghum seed to finished James FC Hyde Sorgho Whiskey bottle, which includes planting, harvesting, and processing the sorghum cane into syrup; then fermenting, distilling, barrel aging, bottling, and marketing our unique spirit.

The proceeds of this offering are intended to leverage our proprietary and stragetic, fully integrated seed to bottle high value add supply chain by investing in consumer demand generation for James FC Hyde Sorgho Whiskey, further distribution channel development, expanding production of our whiskey and drive production efficiency up and down the value chain.

Irregular Use of Proceeds

The Company might incur irregular use of proceeds that may include but are not limited to the following over $10,000: vendor payments and salary made to insiders, a friend or relative; any expense labeled "Administrative Expenses" that is not strictly for administrative purposes; any expense labeled "Travel and Entertainment"; the acquisition of JAD; repayment of debt; and any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at http://jamesfchyde.com/invest. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Epec Holdings, Inc. (f/k/a Epec Biofuels, Inc.)

[See attached]

EPEC Holdings, Inc. and Subsidiaries

A Florida Corporation

Consolidated Financial Statements (Unaudited)
December 31, 2017 and 2016
and
Independent Accountant's Review Report
December 31, 2017

EPEC Holdings, Inc. and Subsidiaries

TABLE OF CONTENTS



To the Board of Directors of
EPEC Holdings, Inc. and Subsidiaries
Plantation, Florida

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of EPEC Holdings, Inc. and Subsidiaries (the "Company"), which comprise the consolidated balance sheet as of December 31, 2017, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Report on 2016 Financial Statements

The consolidated financial statements of EPEC Holdings, Inc. and Subsidiaries as of December 31, 2016 were reviewed by other accountants whose report dated June 27, 2017 stated that based on their procedures, they are not aware of any material modifications that should be made to those consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note B to the consolidated financial statements, the Company sustained a total comprehensive loss of $415,581 during the year ended December 31, 2017, has an accumulated deficit of $8,676,776 as of December 31, 2017, and has negative cash flows from operations for the year ended December 31, 2017. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
August 20, 2018

EPEC Holdings, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

	2017	2016
ASSETS		
Current assets:		
Cash and cash equivalents	$ 29,417	$ 2,961
Advances	230,060	124,778
Accounts receivable	69,908	23,308
Prepaid expenses	4,842	1,349
Notes receivable	22,500	-
Accrued interest receivable	1,859	-
Total current assets	358,586	152,396
Investment in unconsolidated subsidiary	174,205	169,551
Intangible assets	3,700	7,795
TOTAL ASSETS	$ 536,491	$ 329,742
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 21,665	$ 17,409
Accrued officer compensation payable	259,600	175,400
Accrued interest payable	7,561	3,465
Note payable - related party	25,000	25,000
Convertible notes payable, net of unamortized debt issuance costs	206,878	-
Total current liabilities	520,704	221,274
Total liabilities	520,704	221,274
Stockholders' equity:		
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, zero shares issued and outstanding as of both December 31, 2017 and 2016	-	-
Common stock, $0.0001 par value, 200,000,000 and 100,000,000 shares authorized, 96,094,292 and 82,004,334 shares issued and outstanding as of December 31, 2017 and 2016, all respectively	9,610	8,201
Additional paid-in capital	8,682,953	8,361,462
Accumulated deficit	(8,676,776)	(8,261,195)
Total stockholders' equity	15,787	108,468
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 536,491	$ 329,742

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

-3-

EPEC Holdings, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Revenues	$ 50,255	$ 30,747
Operating expenses:		
General & administrative	164,696	151,544
Sales & marketing	56,718	35,393
Stock compensation	232,900	91,800
Research & development	-	34,315
Intangible asset impairment	4,095	-
Total operating expenses	458,409	313,052
Loss from operations	(408,154)	(282,305)
Other income (expense):		
Bad debt expense	-	(133,444)
Loss on marketable securities	-	(37,600)
Interest income	1,859	-
Interest expense	(9,286)	(2,500)
Total other income (expense)	(7,427)	(173,544)
Loss before income tax	(415,581)	(455,849)
Provision for (benefit from) income tax	-	-
Net loss	(415,581)	(455,849)
Other comprehensive income (loss):		
Unrealized loss on marketable securities	-	(880)
Reclassification adjustment for losses included in net loss	-	37,600
Total other comprehensive income (loss)	-	36,720
Total comprehensive income (loss)	$ (415,581)	$ (419,129)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

EPEC Holdings, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)
For the years ended December 31, 2017 and 2016

| | Preferred Stock | | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Accumulated Other Comprehensive Income (Loss) | Total Stockholders' Equity |
	Number of Shares	Amount	Number of Shares	Amount				
Balance at January 1, 2016	-	$ -	77,528,500	$ 7,753	$ 8,120,810	$ (7,805,346)	$ (36,720)	$ 286,497
Issuance of common stock for cash	-	-	2,488,334	249	149,051	-	-	149,300
Issuance of common stock for services	-	-	1,800,000	180	91,620	-	-	91,800
Issuance of common stock for cashless warrant conversions	-	-	187,500	19	(19)	-	-	-
Other comprehensive income	-	-	-	-	-	-	36,720	36,720
Net loss	-	-	-	-	-	(455,849)	-	(455,849)
Balance at December 31, 2016	-	-	82,004,334	8,201	8,361,462	(8,261,195)	-	108,468
Issuance of common stock for cash	-	-	1,499,999	150	89,850	-	-	90,000
Issuance of common stock for services	-	-	7,433,334	743	232,157	-	-	232,900
Issuance of common stock for cashless warrant conversions	-	-	5,156,625	516	(516)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	(415,581)	-	(415,581)
Balance at December 31, 2017	-	$ -	96,094,292	$ 9,610	$ 8,682,953	$ (8,676,776)	$ -	$ 15,787

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

EPEC Holdings, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Cash Flows from Operating Activities		
Net Loss	$ (415,581)	$ (455,849)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Stock compensation	232,900	91,800
Loss on disposition of marketable securities	-	37,600
Bad debt expense	-	133,444
Intangible asset impairment	4,095	-
Amortization of debt issuance costs	4,966	-
Changes in operating assets and liabilities:		
Increase in advances	(105,282)	(29,812)
Increase in accounts receivable	(46,600)	(23,308)
Increase in prepaid expenses	(3,493)	(52)
Increase in accrued interest receivable	(1,859)	-
Increase in accounts payable and accrued liabilities	92,552	98,621
Net Cash Used in Operating Activities	(238,302)	(147,556)
Cash Flows from Investing Activities		
Capitalized intangible costs	-	(1,250)
Lending on notes receivable	(22,500)	-
Investment in unconsolidated subsidiary	(4,654)	(2,439)
Net Cash Used in Investing Activities	(27,154)	(3,689)
Cash Flows from Financing Activities		
Proceeds from sale of common stock	90,000	149,300
Proceeds from sale of convertible notes, net of debt issuance costs	201,912	-
Net Cash Provided by Financing Activities	291,912	149,300
Net Change In Cash	26,456	(1,945)
Cash at Beginning of Period	2,961	4,906
Cash at End of Period	$ 29,417	$ 2,961
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part
of these consolidated financial statements.

EPEC Holdings, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016 and for the years then ended

Note A – Organization and Summary of Significant Accounting Policies

[1] Organization and Business Operations

EPEC Holdings, Inc. (the "Company") was organized under the laws of the state of Florida, and is headquartered in Broward County, Florida. The Company was incorporated on October 9, 2008, and was formed for the purpose of serving as a holding company for affiliated entities involved in the development and operation of value-added products from Sorghum bicolor, a hearty plant which yields abundant grain and sugar. The Company, through its licensee, Jersey Artisan Distiller, Inc. ("JAD") a New Jersey based distiller, is currently producing, marketing and selling its product known as James F. C. Hyde Sorgho Whiskey. See Note L to the consolidated financial statements for information regarding the Company's subsequent acquisition of JAD.

In May of 2009, the Company changed its name to EPEC Biofuels Holdings, Inc. However, in November 2014, the Company reverted to its original name, EPEC Holdings, Inc., and dropped the word "biofuels" to more accurately reflect its broader focus.

The Company holds a 100% equity interest in two subsidiaries, The Sorghrum Alliance Corp. and Epic Spirits, Inc., and a minority equity interest in Delta Bio Renewables, LLC (collectively, the "Entities").

[2] Basis of Presentation and Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

The consolidated financial statements include the accounts of the following wholly owned subsidiaries:

- Epic Spirits, Inc.
- Sorghrum Alliance Corp.

All intercompany balances, transactions and profits or losses have been eliminated in consolidation.

[3] Cash and Cash Equivalents and Concentration of Cash Balance

The Company's policy is to maintain funds only with financial institutions it considers reputable and where management believes that the risk of loss is minimal. The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2017, and 2016, the Company's cash balances did not exceed federally insured limits.

[4] Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect from outstanding balances, net of discounts, markdowns, and advertising allowances among other things. The

Company uses the allowance method to provide for uncollectible accounts receivable. During the years ended December 31, 2017 and 2016 there was no charge to bad debt expense for accounts receivable. In addition, the Company has determined an allowance for doubtful accounts was not necessary as of December 31, 2017 and 2016.

[5]   Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company places its cash with high credit quality institutions and cash balances at each financial institution may exceed insured limits.

The Company believes that there is no significant risk with respect to such deposits. Concentration of credit with respect to receivables primarily represent unsecured credit extended to its suppliers.

[6]   Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The carrying amounts of cash, advances, accounts receivable, notes receivable, accounts payable, and accrued expenses approximate their fair value due to the short-term maturity of these instruments.

[7] Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions impact, among others, the following: the fair value of share-based payments and deferred taxes. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ from those estimates.

[8] Risks and Uncertainties

The Company operates in an industry that is subject to intense competition and changes in consumer demand. The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to continue to operationalize the Company's plans, operational risks, and the potential risk of business failure.

[9] Revenue Recognition

The Company recognizes revenue at the time the following criteria are met: (1) persuasive evidence of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. The Company has had limited sales of its products. Royalty fees are recognized when earned in accordance with the license agreement.

[10] Investment in Unconsolidated Subsidiary

The investment in unconsolidated subsidiary represents an equity investment in a subsidiary that the Company does not control, and over which does not have the ability to exercise significant influence. This investment is accounted using the cost method at acquisition cost and adjusted to fair value if the Company determines the investment is impaired and requires write-down.

[11] Stock Based Compensation

The Company applies the fair value method of ASC 718, *Share Based Payment*, in accounting for its stock-based compensation. This accounting standard states that compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period, if any. As the Company does not have sufficient, reliable, and readily determinable values relating to its common stock, the Company has used the stock value pursuant to its most recent sale of stock for purposes of valuing stock-based compensation.

[12] Intangible Assets

The Company capitalizes external costs, such as filing fees and associated attorney fees, incurred to obtain issued patents and trademarks, and expenses costs associated with maintaining and defending patents and trademarks subsequent to their issuance in the period incurred. All intangible assets held by the Company are considered to have an indefinite life, and as such are not amortized. The Company assesses the potential impairment to all capitalized net patent and trademark costs when events or changes in circumstances indicate that the carrying amount of its intangibles may not be recoverable.

During 2017, the Company determined that certain identifiable patents and trademarks were impaired and recorded an intangible asset impairment expense of $4,095. The Company's intangible assets for capitalized trademark and patent costs totaled $3,700 and $7,795 as of December 31, 2017 and 2016, respectively.

[13] Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $1,191,672 and $1,140,911 as of December 31, 2017 and 2016, respectively. Current tax laws limit the amounts of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. The Company pays Federal and Florida state income taxes and has used an effective blended rate of 25% to derive net tax assets of $367,489 and $330,929 as of December 31, 2017 and 2016, respectively, resulting from its net operating loss carryforwards and other temporary book to tax differences from tax basis to GAAP basis.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2028, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

[14] Sales & Marketing

Sales and marketing costs are charged to operations when incurred. Sales and marketing expenses were $56,718 and $35,393 for the years ended December 31, 2017 and 2016, respectively.

[15] Research & Development

Research and development costs are expensed as incurred and are comprised of product development costs advanced to a previous distiller used by the Company. Total expenses related to research and development were $0 and $34,315 for the years ended December 31, 2017 and 2016, respectively.

[16] Subsequent Events

The Company has evaluated subsequent events through August 20, 2018, the date the financial statements were available to be issued and has determined that there are no reportable events except for those events disclosed in Note L.

[17] Recent Accounting Pronouncements

In January 2016, the FASB issued Accounting Standards Update ("ASU") 2016-01, *Recognition and Measurement of Financial Liabilities*. This update makes amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. The new standard significantly revises an entity's accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is evaluating the effect that the updated standard will have on the consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842)" ("ASU 2016-02") which supersedes FASB ASC Topic 840, "Leases" and provides principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases.

The standard is effective for the Company beginning January 1, 2020, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2016-02 on the consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-Based Payment Accounting*, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statement of cash flows. Early adoption is permitted, and the updated standard must be adopted no later than the first quarter of fiscal 2018. The Company is currently evaluating the effect that the updated standard will have on the consolidated financial statements and related disclosures.

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2017. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company expects to complete its evaluation in the second half of 2018 and intend to adopt the new standard effective January 1, 2019.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flow - Classification of Certain Cash Receipts and Cash Payments (Topic 230) ("ASU 2016-15"), which addresses a few specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of this new pronouncement on its statement of cash flows.

The Company has also evaluated and believes the impact of other issued standards and updates, which are not yet effective, will not have a material impact on the Company's consolidated financial position, results of operations or cash flows upon adoption.

Note B – Liquidity and Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company sustained total comprehensive losses of $415,581 and $419,129 during the years ended December 31, 2017 and 2016, respectively, had an accumulated deficit of $8,676,776 and $8,261,195 as of December 31, 2017 and 2016, respectively, had negative cash flows from operations for the years ended December 31, 2017 and 2016, has current liabilities in excess of current assets by $162,118 as of December 31, 2017, and has limited liquidity with just $29,417 of available cash as of December 31, 2017.

The Company currently has no significant revenue and is experiencing significant losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has financed the Company's operations principally through loans from the founders and related parties and through sales of its common stock. The Company intends to raise money through private equity financing to fund its working capital needs. Management cannot provide any assurances that the Company will be successful in completing these financings and accomplishing any of its plans.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Note C – Advances

The Company has advanced funds and purchased biomass and other supplies on behalf of a distiller to produce its products. The advances are evidenced by a secured promissory note with an original maturity date of December 31, 2016, which was subsequently extended to October 31, 2017 for advances up to $250,000. The advances have not been extended, but the Company did not consider it to be in default as of December 31, 2017. The note bears no interest but in the event of a default the interest rate would increase to 18% per annum. The note is secured by all the assets and intellectual property of the distillers. As of December 31, 2017 and 2016 advances totaled $230,060 and $124,778, respectively. Management anticipates that this agreement will be updated to coincide with the closing of agreement with JAD described in Note L.

Note D – Accounts Receivable

The Company entered into an agreement on July 18, 2015 which granted a non-exclusive license to use the brand and mark "JFC Hyde" in the United States of America. The agreement requires the licensee to manage all distillation, bottling, sales, and distribution for a fixed royalty fee. For the years ended December 31, 2017 and 2016, royalty revenues totaled $46,600 and $23,308, respectively. Accounts receivable consisted entirely of royalty revenues and totaled $69,908 and $23,308 as of December 31, 2017 and 2016, respectively.

The Company has concentrations of risk associated with 100% of its receivables being held by a single party and substantially all of its revenues being derived from a single customer, where reliance on this customer presents a risk to the sustainability of the business as a going concern.

Note E – Notes Receivable

[1] Note Receivable from Investor

The Company held a promissory note with an investor dated October 11, 2013 with an original principal balance of $150,000, and interest at a rate of 12% per annum. The unpaid principal balance at January 1, 2016 was $98,000. During 2016, the Company received a principal payment of $3,000 but subsequently determined that the note was uncollectible. The Company recorded bad debt expense of $133,444, comprised of principal of $95,000 and unpaid accrued interest of $38,444.

[2] Notes Receivable from JAD

On December 7, 2017, the Company acquired a 50% interest in secured promissory bridge notes that were provided to the lenders of Jersey Artisan Distilling, Inc. (JAD) from certain shareholders of the Company. The amount invested totaled $22,500 and gave the Company a direct security interest in the assets of JAD. The notes have a commencement date of June 13, 2017, and bear simple interest of 15% per annum through the maturity date, December 31, 2017. The note has not been extended, but the Company did not consider it to be in default as of December 31, 2017. All outstanding principal and accrued but unpaid interest are due on the maturity date. In the event of default, simple interest accrues on the principal balance at the default rate of 20%.

The Company reported a notes receivable balance of $22,500 and $0, and accrued interest receivable of $1,859 and $0, as of December 31, 2017 and 2016, respectively.

Note F – Investment in Unconsolidated Subsidiary

On May 7, 2012 the Company acquired a 16.45% equity interest in Delta Bio Renewables, LLC a Tennessee-based Company that grows and cultivates sweet sorghum Biomass. As of both December 31, 2017 and 2016, the interest had been reduced to 12.766% due to dilution. The Company has accounted for this investment of unconsolidated subsidiary at acquisition cost and has classified the investment as available for sale. The Company accounts for the investment on the cost basis, subject to downward fair value adjustment if the Company determines the investment to be impaired with a fair value less than carrying value.

The investment is classified as a level 3 investment in the fair value hierarchy. The changes in the level 3 investment are summarized as follows:

Balance - January 1, 2016	$ 167,112
Investment made during 2016	2,439
Balance - December 31, 2016	169,551
Investment made during 2017	4,654
Balance - December 31, 2017	$ 174,205

Carrying value approximates fair value as of December 31, 2017 and 2016.

Note G – Investment in Marketable Securities

As a result of the disposition of all of the marketable securities during the year ended December 31, 2016, all prior unrealized losses plus the 2016 unrealized loss of $880 have been realized and are included in net loss and reclassified in determining other comprehensive income for the year ended December 31, 2016. The reclassification adjustment for realized losses for the year ended December 31, 2016 was $37,600.

Note H – Related Party Transactions

[1]   Note Payable – Related Party

On August 12, 2015, one of the Company's directors advanced $25,000 to pay for various activities of the Company in exchange for an informal promissory note from the Company. The note bears simple interest of 10% per annum and is payable upon demand along with any accrued but unpaid interest. The Company has not made any principal or interest payments on the note as of December 31, 2017.

The note payable to related party balance was $25,000 as of both December 31, 2017 and 2016. As of December 31, 2017 and 2016, accrued and unpaid interest on the note totaled $5,966 and $3,465, respectively, and such amounts are included in the accrued interest payable balance. Interest expense on the note was $2,500 for each of the years ended December 31, 2017 and 2016.

[2]   Accrued Officer Compensation Payable

The Company has deferred compensation payments to its officers during the years ended December 31, 2017 and 2016. These payables do not bear interest and are considered short-term liabilities. The outstanding accrued officer compensation payable balances as of December 31, 2017 and 2016 were $259,600 and $175,400, respectively.

Note I – Convertible Notes Payable

During the 3rd and 4th quarters of 2017, the Company issued a total of 279 convertible promissory notes totaling $222,709 under a Regulation Crowdfunding offering. The notes mature 12 months after issuance, accrue simple interest at 3% per annum until paid in full or converted, and represent subordinated debt with respect to all other indebtedness of the Company. Principal and any accrued but unpaid interest under the notes will automatically convert to as yet authorized non-voting CF Shadow Series Common Stock upon (1) a qualified financing of greater than $1.0 million, (2) a change of control, or (3) the maturity date, whichever occurs first. The notes convert at fixed valuations as defined in the note agreements.

Convertible notes payable are reported net of amortized debt issuance costs. Debt issuance costs incurred in connection with the notes totaled $20,797 for the year ended December 31, 2017. Debt issuance costs are amortized to interest expense over the term of the notes. Accumulated amortization of debt issuance costs totaled $4,966 as of December 31, 2017, resulting in debt issuance costs net of amortization of $15,831 as of December 31, 2017. Convertible notes payable net of amortized debt issuance costs as of December 31, 2017 were $206,878.

EPEC Holdings, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016 and for the years then ended

Note J – Stockholders' Equity

[1] Capital Structure

Beginning in February 2010, the Company was authorized to issue 100,000,000 shares of $0.0001 par value per share common stock and 5,000,000 shares of $0.0001 par value per share preferred stock. On December 9, 2017, the Company increased the number of authorized shares of common stock to 200,000,000 shares with a par value of $0.0001 per share.

Each shareholder of common stock is entitled to one vote for each outstanding share held. For preferred stock, voting rights and any other privileges, qualifications, limitations and restrictions shall be determined upon the creation and issuance of the preferred stock.

The Company had 96,094,292 and 82,004,334 shares of common stock issued and outstanding as of December 31, 2017 and 2016, respectively. The Company had zero shares of preferred stock issued and outstanding as of both December 31, 2017 and 2016.

[2] Stock Issuances

During 2017 and 2016, the Company sold 1,499,999 and 2,488,334 shares, respectively, for $0.06 per share and issued a like number of three-year warrants (see warrant activity below). Also during 2017 and 2016, the Company issued 7,433,334 and 1,800,000 shares, respectively, for services performed which were valued at $0.03 and $0.06 per share, respectively. For the years ended December 31, 2017 and 2016, the Company recognized stock compensation expense totaling $232,900 and $91,800, respectively, in connection with these shares and vesting of others previously issued by the Company.

Also during 2017 and 2016, the Company issued 5,156,625 and 187,500 shares, respectively, in cashless conversions of 5,729,585 and 208,333 warrants, respectively, with an exercise price of $0.003 per share.

[3] Warrant Activity

The Company had the following warrant activity during 2017 and 2016:

	Warrants	Weighted Average Exercise Price
Outstanding - January 1, 2016	3,399,084	$ 0.02
Exercisable - January 1, 2016	3,399,084	0.02
Granted	2,488,334	0.003
Exercised	(208,333)	0.003
Forfeited / cancelled	(750,000)	0.05
Outstanding - December 31, 2016	4,929,085	0.01
Exercisable - December 31, 2016	4,929,085	0.01
Granted	1,500,000	0.003
Exercised	(5,729,585)	0.003
Outstanding - December 31, 2017	699,500	0.05
Exercisable - December 31, 2017	699,500	$ 0.05

		Warrants Outstanding		**Warrants Exercisable**	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	
$ 0.05	699,500	0.5	$ 0.05	699,500	

In 2017, the Company repriced certain warrants issued to its investors from $0.04 to $0.003 with a cashless exercise option. As such, the above table has been retroactively restated to reflect this change in price.

Note K – Contingencies

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm its business. As of December 31, 2017 and 2016, there was no pending or threatened litigation.

Note L – Subsequent Events

[1]   Acquisition of JAD

On March 30, 2018, the Company completed a partial acquisition of JAD by issuing 1,764,706 shares of the Company's common stock in exchange for a 17.65% interest in JAD.

On May 17, 2018, the Company acquired the remaining 82.35% interest in JAD by issuing 8,235,298 shares of the Company's common stock under a stock purchase agreement. The purchase price of $400,000 was paid entirely in the form of the Company's common stock valued at $0.04 per share. Pursuant to the purchase, the Company acquired 100% of the total outstanding and contingent equity of JAD, including all of the assets and liabilities, and all contracts and agreements of JAD. Following the purchase, JAD became a wholly owned subsidiary of the Company.

Under the stock purchase agreement, the Company agreed to certain commitments related to planning and production, and to compensation of the master distiller of JAD. The Company agreed to provide the master distiller with a minimum cash stipend of $4,000 per month for 2 years and a grant of 6 million shares of the Company's common stock over 2 years. The grant of common stock is contingent upon the master distiller achieving certain performance obligations.

[2]   Convertible Note Issuances

During the first quarter of 2018, the Company issued convertible notes under a Regulation Crowdfunding offering under the same terms as the convertible notes described in Note I. As of the closing date in April 2018, notes for principal totaling approximately $220,000 have been issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Epec Holdings is pending **StartEngine Approval.**

JAMES F.C. HYDE
1857
ORIGINAL
SORGHO
WHISKEY

PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $535K goal



Epec Holdings
James F.C. Hyde Sorgho Whiskey
Small OPO | Plantation, FL | Consumer Products | US Investors Only

Overview | Team | Terms | Updates | Comments | Share





A Whiskey Like No Other

Invest in Epec - James FC Hyde Sorgho Whiskey

Some 6+ years ago we made a $300,000 investment in a sorghum operation in the fields of Memphis, Tennessee. We did so because we were enamored with the miracle-like properties of the sorghum plant and the potential for its commercial success. We've since discovered the miracle plant could also produce a remarkable "whiskey like no other," which we have affectionately named Sorgho Whiskey®.

The American craft spirit industry is hot. Witness the recent acquisition of Utah-based craft whiskey producer High West Distillery for $160 million followed by the 2017 acquisition of George Clooney led Casamigos Tequila for nearly $1 billion. And our Sorgho Whiskey is gaining momentum, brand awareness and market traction in 3 key states – New Jersey, Kansas, and Nevada; and on **board the most luxurious cruise liners in the world** — Seabourn. We're making our mark as we're beginning to appear as an ingredient in whiskey cocktail recipe books and on cocktail menu's in some of America's finer restaurants like La Cave at Wynn Las Vegas.

And most recently, in a historic acquisition, we purchased a controlling interest in Jersey Artisan Distilling, the distillery that makes our James FC Hyde Sorgho Whiskey. With the acquisition of this distillery, after spending 5+ years and investing nearly $2 million over that time, we have completed an unprecedented vertically-integrated sorghum seed to James FC Hyde Sorgho Whiskey supply chain. A truly unique and propriety asset with enormous potential for commercial success.

Our team is led by entrepreneur and Executive Chairman Steve Vanechanos and spirits-industry expert, world-renowned mixologist, and author Brian Van Flandern. They are both supported by a collection of seasoned Wall Street professionals, and public company executives.

As Epec continues its adventure towards turning James FC Hyde Sorgho Whiskey into a nationally recognized and highly-valued brand, and with the heavy-lift of constructing our supply chain finally in the rear view mirror, we can now shift our efforts from building the foundation to erecting a skyscaper.

Once again, we're turning to StartEngine and equity crowdfunding to raise the capital we need. Expect to see us make significant investments in 1) continuing to raise brand awareness, brand recognition and consumer demand; 2) driving sales and distribution in NJ, KS and NV; 3) expanding our distribution channel into certain selected states when possible; 4) expanding inventory to keep pace with rising sales; and 5) improving production efficiency up and down the supply chain.

And we would be remiss if we didn't mention once again the added and strategic benefit that accrues when our crowdfunding effort expands our team — new investors and brand ambassadors and advocates — that are as passionate about our whiskey as we are.

Join us in the next revolution of American spirits! Become a part of our exciting adventure.



Epec's Jim Hyde with Gordon Ramsay of Gordon Ramsay Restaurants fame admiring our new James FC Hyde Sorgho Whiskey hats.

HYDEING IN MANHATTAN
2½ OZ JAMES F.C. HYDE SORGHO WHISKEY
1½ OZ SWEET VERMOUTH
2 DASHES ANGOSTURA BITTERS
MARTINI
COMBINE ALL INGREDIENTS IN A MIXING GLASS.
GARNISH, AND SERVE.
127

We are having an impact as Assouline's latest cocktail recipe book, "Whiskey Cocktails" includes a page dedicated to the classic Manhattan, but starring James FC Hyde Sorgho Whiskey, and aptly called "Hydeing in Manhattan".



James FC Hyde Sorgho Whiskey at the center of attention once again at Wall Street's 2018 Security Traders Association of New York (STANY) annual meeting.

The Offering

INVESTMENT OPPORTUNITY

Convertible Note | Minimum $100 Investment

Note converts to **CF Shadow Series Stock** when the company raises $1,000,000 in a Qualified Financing.

Maturity Date: November 30, 2019

If no Qualified Financing has occurred by the Maturity Date, the Notes automatically
convert in accordance with the terms of note summarized in the ***Offering Summary*** below.

3% Annual Interest Rate*

If you invest **<u>DURING the First 30 Days:</u>**

$5,750,000 Valuation Cap

If no Qualified Financing by the Maturity Date, the Notes convert into CF Shadow Series Stock at;

Price Per Share = $5,750,000 Valuation Cap / 121,653,598 shares

If you invest **<u>AFTER the first 30 Days:</u>**

$7,187,500 Valuation Cap

If no Qualified Financing by the Maturity Date, the Notes convert into CF Shadow Series Stock at;

Price Per Share = $7,187,500 Valuation Cap / 121,653,598 shares

Perks

1st tier $500 investors choose a beige or black "James FC Hyde Orignal Sorgho Whiskey" ball cap

2nd tier $1,000 investors get both a beige and a black ball cap

3rd tier $2,500 investors get an autographed copy of Whiskey Cocktails book

4th tier $5,000 investors get a personalized autographed copy of Whiskey Cocktails

*All perks occur after the offering is completed.

 This Offering is eligible for the StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

"Sorghum is the primary ingredient of history's oldest and most popular spirit, Chinese Baijiu, and now we're using it to make a brand new type of American whiskey the world has never tasted."

- Steve Vanechanos
Executive Chairman of the Board

Epec's Story So Far

James F.C. Hyde Sorgho Whiskey has a much longer history than Epec's inception would suggest. In fact, the whiskey's name derives from a historical figure: James F.C. Hyde (1825-1898), a businessman and political leader in Massachusetts (Hyde would become Newton's first Mayor) that also had a passion for botany and agriculture. **In 1857, Hyde published the definitive work, "The Chinese Sugar Cane", on growing, harvesting and processing sorghum (then called sorgho).** Today, sorghum is used as a gluten-free grain and a source of sugar in the US.

Epec began researching the potential of sweet sorghum through our investment in strategic supply chain partner Delta BioRenewables in 2012. We were attracted to its "miracle-like" properties and unlimited potential as a new American cash crop. Why do we say "miracle-like"? Because, unique to sorghum, **the plant produces an abundance of grain — like corn — and an abundance of sugar — like sugar cane — yet it can grow in places neither can.** Our original research was on sorghum's viability as a biofuel. Around 2013, we shifted gears and began researching sorghum's suitability for producing a fine whiskey. Needless to say, we were extremely excited about the quality and uniqueness of the whiskey we could produce.

 

Fast-forward to today, and with the help of 21st-century copper-pot distillation and Master Distiller Brant Braue, Epec has built upon James F.C. Hyde's legacy and created an American whiskey like no other. **After fermenting and distilling sorghum, we age it like a fine bourbon in new, small, charred American oak barrels at 125 proof or less.** This creates a unique whiskey (that "Whiskey Wash" rated 5 of 5 best in class) with uncanny smoothness that's paired with an appealing and unique set of aroma and flavor notes.

We've invested over $2 million and over five years preparing Sorgho Whiskey for the opportunity to revolutionize the American whiskey market, and then the global market. American Whiskeys are hot in China now. **Imagine the appeal of an American Whiskey made from sorghum to Chinese whiskey drinkers.**



In a little over two years, we have achieved:

- Acquired Jersey Artisan Distilling, the innovative distiller that created our "whiskey like no other", James FC Hyde Sorgho whiskey.
- Southern Glazer's Wine & Spirits, America's largest national



"I was a Jameson Irish Whiskey drinker until I tried James F.C. Hyde. It goes with everything, especially a good cigar. I would highly recommend this unique spirit."

Randy McAdam
5-Star Facebook Review

distributor, has agreed to distribute our James FC Hyde Sorgho Whiskey throughout the state of Nevada, resulting in over 30 placements in under 6 months.

- "Best in Category" and 5/5 rating from The Whiskey Wash
- Sold by over 300 of America's finer restaurants, bars and liquor stores.
- Partnerships with America's sorghum growers, including National Sorghum Producers and United Sorghum Checkoff Program
- Hundreds of thousands of dollars and nearly two years invested in perfecting the recipe and aging process
- Major investment – approximately $350,000 - in Strategic Supply Chain Partner, Delta BioRenewables, the US sweet sorghum technology leader
- Over 38,000 Facebook likes
- Served on board the fleet of super luxury cruise operator Seabourn.



The World's Most Popular Spirit The U.S. Has Never Heard Of...

Sorghum Is the Primary Ingredient of China's Baijiu



Sorghum Field

While uncommon in US spirits, sorghum has a long history in alcohol distillation because it has a long history as an ancient global cereal grain that extends back for at least 5,000 years. In fact, sorghum has been used by the Chinese for five millennia in the production of Baijiu, a popular Chinese spirit.

Global Baijiu sales in 2014 accounted for nearly 1.2 billion 9-liter cases annually and nearly $80 billion, making it by far the most popular and valuable spirit in the world according to IWSR. Global second-place by volume belongs to Vodka, with fewer than 500 million 9-liter cases sold annually. **Whiskey takes the global second-place by sales with $62 billion.**

Reviews from our Customers

*I tried my first bottle tonight. I usually drink single malt scotch but I **love this whiskey.** Completely unexpected to taste a whiskey like this from New Jersey! Great job as this is my new favorite!*

Patrick Progar

***Sweet and smooth** with a nice little nip (not so much a bite) at the end. Really easy to drink neat, or with a couple rocks if you prefer. I'm really looking forward to a Sorgho smash on a hot day this summer.This is great whiskey.*

Tommy Hersch

*I am a wine drinker and thought I **would never drink anything else!** This is amazing, smooth with a great nose, great alone or in sours.*

Gloria Celentano

***This is dandy!** I am normally rye only but being a Kansas plowboy, the "distilled from sorghum" cought me eye. This is very smooth and goes well over ice.*

Mike Cravens

The Whiskey Market is Booming

The time has never been more ripe for a revolutionary new whiskey to enter the arena.

Sales Volume of Whiskey in the US (in 1,000 9-liter cases)





The global spirits market is worth $142+ billion and is growing at 4.4% annually.
American whiskey (Bourbon, Tennessee, and Rye) was up 8.0% in revenue in 2016.
As a sorghum spirit, we also plan to tap into the $80 billion market of Chinese baijiu.

Source: International Wine and Spirits Record (IWSR)



The Near Limitless Untapped Potential of Sorghum Whiskey in the U.S. Market

Despite sorghum's global success in Baiju, mainstream U.S. spirits producers have ignored sorghum and its explosive growth potential.
We've positioned James FC Hyde Sorgho Whiskey to capitalize on this significant gap in the U.S. market, which we believe represents the
"Near Limitless Untapped Potential of Sorghum Whiskey"!



A Look at James FC Hyde Sorgho Whiskey's Current Distribution



Currently Available in Eight States with Four More Targeted For 2018!



James FC Hyde SorghoWhisky
- Availability Now
- 2018 Target Availability

Created with mapchart.net ©

Market Momentum and Traction in Two Key States Established in 2017

We're Blowing Out Our Home State of New Jersey...

And Expanding Rapidly in America's Sorghum Capital - Kansas









In 2018, We've Added Another State, Nevada!


Lee's Discount Liquor
Total Wine & More
Nellis AFB
North Las Vegas
Red Rock Canyon National
Calico Basin
Summerlin South
Las Vegas
Oak & Ivy
Winchester
Spring Valley
Paradise
Clark County Wetlands Park
McCarran International Airport
Henderson
Enterprise
Bonnie Springs
Blue Diamond
Mountain Springs
Boulder City
Google My Maps

Looking to the Future



Over the past year, we've had dramatic success executing our 2017 plan and accomplishing our key goals. We're off to a fast start in 2018, having already accomplished our top priority goal by acquiring Jersey Artisan Distilling, thereby uniting the James FC Hyde Sorgho Brand with the distillery that is producing it and seamlessly integrating and gaining control of a critical vendor and strategic asset.

With the acquisition behind us, Epec – James FC Hyde Sorgho Whiskey, will use the new capital to:

- Continue expanding the size of our inventory pipeline of aging whiskey.
- Continue expanding consumer demand, product availability and sales in the markets in which we're already active. This will be done with special attention upon Nevada and our relationship with Southern Glazer's Wine & Spirits ("SGW&S") and to the strategic imperative of success there.
- Redouble our effort in the New York market, with an intense focus on New York City, through a new distribution partner, HP Selections.
- Endeavor to enter a limited number of new strategic markets. Some are markets in which we believe we own a "home field advantage", like Texas (it's the second largest sorghum growing state in America) and Tennessee (it's where our sorghum is sourced from). We will plan on entering Massachusetts, which is the home of Newton of which James FC was the first Mayor.
- We're negotiating potential distribution agreements with a California and an Asian distributor.


JAMES
FC
HYDE

Invest in us now. Become a part of our journey. Become a part of revolutionizing both the: (1) global spirits market by developing a new whiskey category – Sorgho Whiskey; and (2) American agricultural economy by bringing a new cash crop – sweet sorghum to US farmers! **We can - together - make a difference and change the world! Cheers!**



Delta BioRenewables Investment

Epec invests $300,000 for a 15% stake in Delta BioRenewables, a leading sorghum molasses research & development / pilot production agricultural technology firm.

April 2012

James F.C. Hyde Sorgho Whiskey is born

After experimenting with a rum like spirit - sorghrum, Epec transitions to whiskey and trademarks "Sorgho Whiskey."

November 2016

Wefunder Reg-CF Campaign

After a four month campaign, Epec raised over $220k on the Wefunder platform attracting almost 290 new investors to our community of owners.

October 2017

2018 Sales of Sorgho Whiskey Surpass Full Year 2017 Sales

2018 sales of James FC Hyde Sorgho Whiskey to distributors surpasses full year 2017 sales in only the fourth month of the new year.

April 2018

Distillery Acquired

Completes acquisition of majority control of Jersey Artisan Distilling

May 2018

Target Future Market Entry (ANTICIPATED)

In discussions with Massachusetts spirits distributor. We're optimistic but no assurances can be given these discussions will succeed.

4th Quarter 2018

March 2014

Epec produces first spirit

In the spring of 2014, we produced the first barrel-aged samples of "Sorghrum", a rum like sorghum-based spirit that will eventually become James FC Hyde Sorgho Whiskey.

August 2017

Enters Kansas Market

KS spirit distributor LDF Kansas agrees to market and promote Sorgho Whiskey. It's a key milestone because KS is the sorghum capital of US - growing about 40% of America's sorghum.

Feb 15, 2018

Enters Nevada Market with Southern Glazer's Wine & Spirits

Hire first brand ambassador to work closely with SGW&S to develop the critical Nevada market with special emphasis on Las Vegas.

April 2018

StartEngine Reg-CF Campaign

Completes second successful Reg CF campaign raising nearly $300,000 from over 580 new owners / investors / brand advocates. Lifting total community of owners to over 850.

4th Quarter 2018

Target Future Market Entry (ANTICIPATED)

We're negotiating with a licensed California Distributor of Craft Spirits for entry into America's biggest market - California

4th Quarter 2018

Target Future Market Entry (ANTICIPATED)

In discussions with Texas spirits distributor. We're optimistic but no assurances can be given these discussions will succeed.

In the Press

     

 

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Meet Our Team







Steve Vanechanos
Executive Chairman of the Board

Mr. Vanechanos has served as Epec's Chairman since October 2009, and was appointed to the position of Executive Chairman in April 2012 as his full time job. With Epec's acquisition of Jersey Artisan Distilling Mr. Vanechanos became its CEO and President. From January 2010 until January 2013, he served as an active member of the Sweet Sorghum Association ("SSA") Board of Directors (formerly the Sweet Sorghum Ethanol Association), an industry organization focused on promoting the growth and use of sweet sorghum around the world. Before joining Epec, Vanechanos had a demonstrated track record of entrepreneurship. In 1994, well before Wall Street had ever heard of Netscape, he founded a business-to-business Internet e-Commerce company, DynamicWeb Enterprises ("DWEB"). The genesis for DynamicWeb was pioneering work, later memorialized in U.S. Patent No. 5,884,309 - "Order Entry System for Internet", by Vanechanos and assigned to DynamicWeb. He then served as DynamicWeb's Chairman and CEO, from its founding until it was sold in a merger transaction that valued DynamicWeb at nearly $50 million. Additionally, Vanechanos served as a member of the American Stock Exchange Board of Governors, from 2005 to 2008. He Chaired its Technology Committee, and served on both its Audit Committee and its Finance and Budget Committee.

Brian Van Flandern
Board of Directors - Strategic Industry Relations

World renowned Michelin Three-star mixologist and cocktail book author Brian Van Flandern was a professional bartender in New York City for over 25 years and has been named AMERICA'S TOP MIXOLOGIST by The Food Network. From 2004-2007 Brian helped open Chef Thomas Keller's now famous Michelin Three Star restaurant PER SE as the head mixologist. Applying Chef Keller's philosophy of flavor profiling to cocktails has earned Brian international recognition as one of the world's preeminent cocktail artisans and spirit authorities. As a beverage-industry influencer, Brian has earned a reputation as a champion and brand-builder for fine boutique spirits. In 2010 Brian released his first award winning book VINTAGE COCKTAILS (now in its tenth printing) with over 100,000 copies sold. The Wall Street Journal and Food Arts Magazine have written feature articles on Brian Van Flandern's innovative and unique recipes as well as his meticulous attention to detail. Brian's cocktails have been mentioned or featured in dozens of other internationally acclaimed publications including The New York Times, USA Today, The Daily Telegraph (London), Conde Nast Traveler, Gourmet Magazine to name a very few. Some of Brian's television appearances include a featured segment on Spike TV's "Bar Rescue", "The Barefoot Contessa" on The Food Network, CBS's "The Early Show" and

James Hyde
Vice Chairman of the Board

James Hyde, Vice Chairman of the Board, Former Vice Chairman of the American Stock Exchange. Proud St. Johns graduate. He joined the board of directors in 2010 and is an active member. In addition to his board service, he serves as part time brand ambassador promoting James FC Hyde Sorgho Whiskey in his spare time.

"Foodography" on the Cooking Channel, "The Wall Street Journal Live" and "Market Makers" on the Bloomberg Channel. www.MyMixologist.com. Brian came onto the board of directors in December of 2015. In addition to his board service, he serves as part time brand ambassador promoting James FC Hyde Sorgho Whiskey in his spare time. He is the owner and founder of the company Creative Cocktail Consultants where he has worked since 2010 to present.





Ron Miller
Co-Vice Chairman, CEO, President

Mr. Ron Miller has been an Epec Vice Chairman since 2011 and its CEO/President since 2012. Prior to joining Epec, Miller served as CEO of NYSE-listed Aventine Renewable Energy Holdings, Inc. one of the nation's largest producers of biofuels, grain neutral spirits and food/feed products from agriculture, a company helped start in 1981. During his tenure as Aventine's CEO, Miller guided the company through an unprecedented period of growth including a highly successful IPO. For his work with Aventine and the ethanol industry in general he was recognized by Ernst and Young as an Entrepreneur of the Year in 2006. Miller was a founding member of the Renewable Fuels Association and its longest serving Chairman ever. He continues to be a recognized leader inside and outside the industry, receiving its coveted lifetime achievement award in 2011. Aventine's spirits business provided grain neutral base stocks to several U.S. bourbon and whiskey producers as well foreign spirits producers in Japan, Europe and Russia. Miller delivered the keynote address at the 2012 Sweet Sorghum Association's Annual Meeting.

Glenn Pohs
Director

Since 2010 to present, Mr. Glenn D. Pohs has been a Managing Partner of Pohs Capital, LLC, an investment firm located in Pearl River, NY. Previously he was elected to the Board of Directors of the Amex Membership Corporation ("AMC") and served until it was sold to the New York Stock Exchange ("NYSE") in September 2008. AMC is the entity that represented the equity ownership interest of the American Stock Exchange ("AMEX"), LLC seat owners and had controlling interest in the exchange. Mr. Pohs played a leading role in gaining the consent of the AMEX, LLC seat owners to approve the sale to NYSE. Mr. Pohs is a past Chairman of the Options Market Maker Association. Glenn came onto the board of directors of Epec in 2012 and is an active member of the board.









Jim Salzano
Publicity

James Salzano, based in New York City, is an acclaimed photographer/director whose ability to think visually and understand the needs of his clients has earned him worldwide recognition, both for his work in advertising and portraiture. His client list includes the New York Stock Exchange, Macy's, Pfizer and BMW. His recent projects have included broadcast TV spots for Macy's and Pennsylvania Power and Light.

Steven Relis
Chief Financial Officer and Treasurer

Mr. Relis has served as the Company's Chief Financial Officer and Treasurer since the Company's inception in 2008. He works a few hours a week as a needed basis. He is a licensed CPA and formerly with Deloitte and Touche, and Ernst & Young. He has also served as the Chief Accounting officer for Ursus Telecom(NASDAQ - UTCC) and a wholly owned subsidiary of Gilat Satellite Networks Ltd (NASDAQ – GILTF). Steven's current full time job is at Koutoulas & Relis LLC a CPA Firm where he has served as managing partner since 2008.

Jeff Griffith
Creative Director

Jeff Griffith is a veteran advertising and marketing Creative Director with over 30 years of experience. He's worked at some of the most creative and prestigious firms in NY. He's won numerous awards in a variety of industries including food and beverage. In 2010, he was integral in the defeat of a proposed casino .5 mile from the Gettysburg National Military Park in Pennsylvania. His integrated multimedia campaign (involving famous Hollywood celebrities and historians) is now in the permanent collection of the Library of Congress and the Historical Society of Pennsylvania.

Steven Heller
Corporate Secretary

Mr. Heller is a licensed attorney in the state of New York and has served as the Company's Secretary since the Company's inception in 2008. Mr. Heller also formerly served as the company's Chief Legal Officer until May 2017. Mr. Heller is also an adjunct professor of business and law, and founder and president of a top-tier licensing and brand management agency, The Brand Liaison, LLC where he devotes significant time each month. He is also a frequent speaker on licensing and branding activities. Steven serves as Epec's corporate secretary and maintains the corporate records, devoting his time to Epec on an as-needed basis.

Offering Summary

Maximum ($535,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

Perks

1st tier $500 investors choose a beige or black "James FC Hyde Orignal Sorgho Whiskey" ball cap
2nd tier $1,000 investors get both a beige and a black ball cap
3rd tier $2,500 investors get an autographed copy of Whiskey Cocktails book
4th tier $5,000 investors get a personalized autographed copy of Whiskey Cocktails

All perks occur after the offering is completed.

Company	Epec Holdings, Inc. (f/k/a Epec Biofuels, Inc.)
Corporate Address	1776 Pine Island Road, Suite 316 Plantation, Florida 33322
Description of Business	Pioneering a Gluten Free, 100% American-grown sorghum whiskey
Type of Security Offered	Convertible Promissory Note
Minimum Investment Amount (per investor)	$100

CONVERTIBLE PROMISSORY NOTES TERMS

The Note converts to CF Shadow Series Stock when one of the following first occurs (Collectively defined as **Convertible Events**):

the company raises $1,000,000 in a Qualified Financing; or

There is a Change in Control or Sale of the Company as defined below; or

Upon maturity date of the CONVERTIBLE PROMISSORY NOTE,

"CF Shadow Series Stock" means a series of capital stock of the Company that is identical in all respects to the shares of capital stock issued in the relevant Qualified Financing (or, in case there is no Qualified Financing, the common stock of the Company); provided, however, that:

- the shareholders of such series shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company;
- on any matter to which the shareholders of such series are entitled to vote by law. such holders shall be required to vote in line with the majority of the holders of common stock and preferred stock of the Company; and

- the shareholders of such series shall not be entitled to have information or inspection rights, except with respect to such rights deemed not waivable by laws

Maturity Date: Nov 30, 2019

3% Annual Interest Rate*

*Annual Interest Rate and Conversion Price subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

If you invest <u>DURING the First 30 Days</u>:

Your maximum Conversion Price (subject to downward adjustment upon a Qualified Financing – if any)

is

$5,750,000 / 121,653,598 shares

If you invest <u>AFTER the first 30 Days</u>:

Your maximum Conversion Price (subject to downward adjustment upon a Qualified Financing – if any) is

$7,187,500 / 121,653,598 shares

<u>Convertible Note Terms</u>

This convertible note offers you the right to receive shares in EPEC Holdings, Inc. upon the occurrence of A Convertible Event (defined above). The number and type of shares you will receive in the future will be determined by the amount you invested and when; and what the Convertible Event is.

If it's a Qualified Financing, you will receive an identical instrument (but in CF Shadow Series Form). If the QF occurs at a lower price than your maximum Conversion Price your price will adjust downward before Conversion to the QF price.

If it's a Change in Control, you will be paid in kind (cash if the consideration is cash, and stock if it's stock), but after conversion to CF Shadow Series Common Stock.   If the Change in Control occurs at a lower price than your maximum Conversion Price your price will adjust downward before Conversion to the Change in Control price.

If the Conversion event is the Maturity Date, you maximum Conversion Price will be the price used in Conversion.

If you invest during the first 30 days, your maximum Conversion Price per share is set based on a $5,750,000 / 121,653,598 or if less, then you will receive the Conversion Price the new investors are purchasing equity.

If you invest after the first 30 days, your maximum Conversion Price per share is set based on a $7,187,500 / 121,653,598 or if less, then you will receive the Conversion Price the new investors are purchasing equity.

You also receive 3% accrued interest per year added to your investment. When any Conversion Event occurs, then your notes convert into CF Shadow Series Stock using the following formula:

Your Investment amount plus accrued interest / your Conversion Price.

<u>The 10% Bonus for StartEngine Shareholders</u>

Epec Holdings, Inc. will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 3% instead of 3.3%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur irregular use of proceeds that may include but are not limited to the following over $10,000: vendor payments and salary made to insiders, a friend or relative; any expense labeled "Administrative Expenses" that is not strictly for administrative purposes; any expense labeled "Travel and Entertainment"; the acquisition of JAD; repayment of debt; and any expense that is for the purposes of inter-company debt; or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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these offerings. These offerings are made through StartEngine Crowdfunding, Inc. or Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



VIDEO TRANSCRIPT (Exhibit D)

FC Hyde Whiskey.mp4 (3m 38s) 7 speakers

(Speaker 1, Brian, Brandt, Speaker 4, Brian V, Speaker 6, Speaker 7)

[0:00:02] Speaker 1: James FC Hyde Sorgho Whiskey is a new whiskey like no other, made from 100% American grown sorghum. Imagine a crop that offers an abundance of sugar, like sugarcane, and an abundance of grain, like corn, yet contains no gluten, and can grow in places neither could. That's sorghum.

[0:00:24] Brian: As I traveled the world, it had always been a dream of mine, that one way I would create a truly, exceptionally high quality, American whiskey of the highest caliber. I'm glad to say that today my dream has been realized. It's with great pride that I introduce to you, James FC Hyde Sorgho Whiskey, made from 100% sweet sorghum. You see, a couple years back, I was traveling through China, and discovered the locals drinking a native spirit called baijiu, predominantly made with wheat and sorghum. I discovered the rare and delicate sugars in this grain would make for a phenomenal American style whiskey. Turns out, I wasn't the first to think of that.

[0:01:04] Speaker 1: As luck would have it, while Brian was dreaming of a new American whiskey, a group of Wall Street investors has commissioned master distiller, Brandt , to produce a whiskey made from sorghum.

[0:01:17] Brandt: As a distiller, we get to play with a lot of neat things over time. One of the things that we did do creating Sorgho Whiskey, is the fact that we used sorghum. Sorghum itself is an absolutely fabulous, great base product, to be able to make a unique whiskey like no other.

[0:01:35] Speaker 1: Meanwhile, one of those Wall Street investors, while attending an industry event, would seek wise counsel from America's top mixologist, Brian Van Flandern.

[0:01:45] Speaker 4: I asked him a simple question, if he happened to launch a new spirit, and he would be involved with the company, which we had already started that process. I said, "What would that source be?" And, when he said, "sorghum," I was amazed that, A, he knew what sorghum was and what it could be, and you fast forward the tape some three years, and here we are with James FC Hyde.

[0:02:07] Speaker 1: Exactly how good a whiskey is James FC Hyde Sorgho Whiskey? Let Brian answer that.

[0:02:13] Brian V: It's dry like rye. It's better than bourbon. It's the most unique whiskey to be created, since the Civil War.

[0:02:22] Speaker 1: How do America's sorghum growers feel about James FC Hyde Sorgho Whiskey? To say they're excited is an understatement.

[0:02:30] Speaker 6: For the really first time, in a national capacity, and with a national marketing program behind it, there is a sorghum whiskey out there, and it is a whiskey like no other. We are very excited to have that opportunity to promote a product like this.

[0:02:47] Speaker 1: We've embarked on a journey, to revolutionize the American whiskey market, by tapping the unlimited potential of sorghum, and we've made great progress to date.

[0:02:59] Speaker 7: We've put together a talented team, a great board, over 100 years experience on the corporate side, a master distiller, a world famous mixologist, and it's a team, I must say, that I know will get the job done.

[0:03:16] Speaker 1: We are inviting you to become a part of a historic journey, which promises to be an exciting adventure, together. James FC Hyde Sorgho Whiskey, a new American whiskey like no other. Join the team. [0:03:32]

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR

WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:
1. Note Subscription.
  (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.
  (b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.
  (c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.
  (d) The aggregate value of Securities sold shall not exceed %%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for %%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").
  (e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.
2. Purchase Procedure.
  (a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.
  (b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.
  (c) Special provisions for cryptocurrency payments. Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once

per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under

Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2017 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Artesian CPA, LLC, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

(k) The Subscriber represents that he, she or it is neither a direct nor indirect beneficial or economic interest holder in any retail alcoholic beverage license in any State and is not a law enforcement officer or a person convicted of any crimes of moral turpitude.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the

Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is: %%VESTING_AMOUNT%%

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

* * * * *

This Subscription is	%%NAME_OF_ISSUER%%
accepted	By:
on %%TODAY%%.	%%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2018 - CF (Second Offering)

$%%VESTING_AMOUNT%%
%%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on Nov 30, 2019 (the "Maturity Date").
2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.
3. Conversion; Repayment Premium Upon Sale of the Company.
    (a) In the event that the Company issues and sells capital stock of the Company to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of related transactions resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Crowdfunding Notes and any other debt) (a "Qualified Financing"), this Note converts into CF Shadow Series Stock at a conversion price equal to the

lesser of (i) the price per share paid by the Equity Investors in the Qualified Financing and (ii) the price equal to the quotient obtained by dividing $5,750,000.00 by 121,921,336 (as adjusted). For purposes of this Agreement, "CF Shadow Series Stock" means a series of capital stock of the Company that is identical in all respects to the shares of capital stock issued in the relevant Qualified Financing (or, in case there is no Qualified Financing, the common stock of the Company); provided, however, that (i) the shareholders of such series shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company; (ii) on any matter to which the shareholders of such series are entitled to vote by law, such holders shall be required to vote in line with the majority of the holders of common stock and preferred stock of the Company; and (iii) the shareholders of such series shall not be entitled to have information or inspection rights, except with respect to such rights deemed not waivable by laws.

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount per share equal to the lesser of (A) the aggregate amount payable per share of common stock of the Company in the Sale of the Company or (B) the amount payable per share in the Sale of the Company multiplied by the quotient obtained by dividing $5,750,000.00 by 121,921,336 (as adjusted) .

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, on the Maturity Date the outstanding principal amount under this Note and unpaid accrued interest under this Note shall automatically be converted into the number of CF Shadow Series Stock at a price equal to the quotient obtained by dividing $5,750,000.00 by 121,921,336 (as adjusted).

5. Adjustments. The number of shares used in the calculation of Conversion price, shall be subject to adjustment from time to time as set forth in this Section 5. The Company shall give Investor notice of any Corporate Action described below which requires an adjustment

pursuant to this Section 5 at the time of such event.

5.1 Stock Dividends, Subdivisions and Combinations. If at any time the Company shall:

    (a) take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend payable in, or other distribution of, Additional Shares of Common Stock; or

    (b) forward split its outstanding shares of Common Stock into a larger number of shares of Common Stock; or

    (c) reverse split its outstanding shares of Common Stock into a smaller number of shares of Common Stock; then

the number of shares used in the calculation of Conversion Price shall be adjusted upward or downward as the case may be. If the Company conducts: 1) a forward split or declares a stock dividend, the number of shares used in the calculation shall adjust upward; or 2) a reverse split, the number of shares used in the calculation shall adjust downward. In all cases the magnitude of the adjustment shall be quantitatively consistent with the Corporate Action causing the adjustment.

6. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

7. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% of the Investors.

8. Default. In the event of any "Event of Default" hereunder, theCrowdfunding Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "Event of Default", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth;

> a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues for 10 business days.
>
> b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues for 10 business days.
>
> c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.
>
> d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.
>
> e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.
>
> f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.
>
> g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

9. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

10. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

11. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Crowdfunding Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Crowdfunding Notes and does not have sufficient funds to repay the Crowdfunding Notes in full, payment shall be made to Investors of theCrowdfunding Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

12. Modification; Waiver.Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of Investors.

13. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

14. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:

By: %%INVESTOR_SIGNATURES%%

Name: %%VESTING_AS%%

Title: %%INVESTOR_TITLE%%

Email: %%VESTING_AS_EMAIL%%

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